SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February 2008

Ainsworth Lumber Co. Ltd.

(Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 27, 2008

AINSWORTH LUMBER CO. LTD.

By: /s/ Robert Allen Robert Allen Chief Financial Officer

Documents Included as Part of this Report

No.	Document

1.	Deutsche Bank Loan Agreement

2.	Deutsche Bank Amendment No. 1

3.	Merrill Lynch Loan Agreement

L O A N A G R E E M E N T
No. 1
between
Ainsworth Lumber Co. Ltd.,
Vancouver / Canada
(“Borrower”)
and
Deutsche Bank Luxembourg S.A.,
Luxembourg
(“Lender”)
and
Deutsche Bank Aktiengesellschaft,
Frankfurt am Main
(“Arranger and Agent”)

I N D E X

P R E A M B L E
On 1 September 2005 the Borrower and Dieffenbacher GmbH + Co. KG, Eppingen, (“Exporter”) entered into a contract (“Export Contract”) as subsequently amended for the supply of “Pressing and Forming Equipment for an OSB production line” in connection with the plant in Grande Prairie (“Project”)
The total contract value amounts to EUR 22,199,980 (“Total Contract Value”).
Basis for the financing shall be an amount of EUR 22,199,980 (“Eligible Contract Value”) of the Total Contract Value.
According to the Export Contract
-	the deliveries shall be made and the services shall be rendered from June 2006 to October 2007

-	readiness for operation of the Project (certified by the OSB Acceptance Certificate) is scheduled for October 2007

-	the Eligible Contract Value is to be paid as follows:

EUR 2,041,800	down payment
remaining amount	at sight out of a letter of credit (“Letter of Credit” or “L/C”)
Up to 85 % of the Eligible Contract Value is to be financed by means of a tied buyer’s loan under export credit cover provided by the Federal Republic of Germany (“HERMES Cover”) represented by EULER HERMES Kreditversicherungs-Aktiengesellschaft, Hamburg (“HERMES”).
The above being premised, the Borrower, the Lender and the Agent agree as follows:
Article 1
Amount and Purpose of Loan
1.1	The Lender shall make available to the Borrower a loan in the lawful currency of the countries participating in the European Monetary Union (“EUR” or “Euro” or “Loan Currency”) not exceeding

EUR 19,472,483

(in words: Euro [nineteen million four hundred and seventy two thousand four hundred eighty three) (“Loan”), consisting of
•	a loan part 1 amounting up to EUR 18,869,983 representing 85 % of the Eligible Contract Value (“Loan Part 1”) and

•	a loan part 2 amounting up to EUR 602,500 representing 100 % of the expected premium (consisting of the usual premium for the HERMES Cover for such a tied buyer’s

Loan and of the additional premium for foreign currency HERMES cover in relation to the Currency Switch Option as per Sub-Article 2.7 hereof) (“HERMES Premium”) to be paid to HERMES for the HERMES Cover (“Loan Part 2”).
1.2	The Loan exclusively serves to finance the last 85 % of the Eligible Contract Value plus 100 % of the expected HERMES Premium.
1.3	The Borrower represents and warrants that with respect to this Loan Agreement and the Loan granted thereunder it shall act for its own account exclusively and as its final beneficiary.
Article 2
Disbursement and Currency Switch Option
2.1	Any disbursement shall be made only after all conditions precedent to disbursement have been fulfilled, and provided that the Lender and/or the Agent have not exercised any rights of suspension or termination under Article 15 hereof.
2.2	Loan Part 1 shall be disbursed to the Borrower at the latest on the 5th Banking Business Day (cf. Sub-Article 6.2 hereof) after all conditions precedent to disbursement have been fulfilled against certificate(s) (“Request for Reimbursement”) submitted to the Agent, issued by the Borrower and confirmed by the Exporter in form and substance as per Annex B-1 for deliveries and/or services. Following receipt of each Request for Reimbursement the Agent will instruct the Lender to effect disbursement and will forward each Request for Reimbursement to the Lender. The Lender hereby irrevocably and unconditionally instructs and authorises the Agent to make such instruction to the Lender.
2.3	Under Loan Part 1 one disbursement only shall be effected per calendar month; however, further disbursements may be made in the same calendar month, if each further disbursement amounts to at least EUR 500,000.
2.4	Loan Part 2 shall be disbursed either
a)	directly to HERMES upon receipt by the Agent of the invoice(s) for the HERMES Premium in the amount thereof and at the maturities stated in such invoice(s), if all conditions precedent to disbursement under this Loan Agreement have been fulfilled at the respective due dates, or

b)	by way of reimbursement to the Borrower against its duly signed certificate (“Request for Reimbursement”) submitted to the Agent in accordance with Annex B-2 hereto, if the HERMES Premium has become due and payable prior to the fulfilment of all conditions precedent to disbursement under this Loan Agreement and has already been paid by the Borrower through the Agent.
Following receipt of each HERMES invoice and Request for Reimbursement, respectively, the Agent will instruct the Lender to effect disbursement and will forward each Request for Reimbursement and a copy of each HERMES invoice to the Lender. The Lender hereby irrevocably and unconditionally instructs and authorises the Agent to make such instruction to the Lender.

2.5	The Lender may refuse disbursement of the Loan after the first due date for repayment in accordance with Article 7 hereof.
2.6	The Borrower may waive disbursement only with the Lender’s prior consent.
2.7	The Borrower shall have the right (“Currency Switch Option” or “CSO”) to request that the Loan Amount disbursed and outstanding in EUR (“Disbursed EUR Loan Amount”) be denominated in the lawful currency of Canada (“Canadian Dollars” or “CAD”) provided that
a)	the Loan Amount has been disbursed in full or the Borrower has confirmed to the Agent that no more disbursements will be requested;

b)	the Borrower’s written request has been received by the Agent at the latest on the day (“CSO Exercise Date”) which is 10 Banking Business Days prior to the due date of the first repayment instalment as stipulated in Sub-Article 7.1 hereof (“Conversion Date”);

c)	a fixed rate pursuant to Sub-Article 4.8 hereof has not been agreed between the Borrower and the Lender;

d)	in the relevant foreign exchange market corresponding amounts in CAD are available to the Lender and it is not unlawful for the Lender to fund CAD hereunder;

e)	none of the events specified in Sub-Article 15.1 hereof has occurred or threatens to occur;

f)	Annex C to the Loan Agreement has been received by the Agent.
2.8	If, and only if, the Borrower exercises the CSO at the latest on the CSO Exercise Date, with effect from the Conversion Date
a)	the Loan Amount scheduled to be outstanding as from the Conversion Date shall be denominated in CAD;

b)	the new loan amount (“CAD Loan Amount”) shall be the amount of CAD which could be purchased with the Disbursed EUR Loan Amount after deduction of the first repayment instalment on the day which is two Banking Business Days prior to the Conversion Date at the Lender’s Spot Rate of Exchange for the purchase of CAD with EUR;

c)	all payments of principal and interest (excluding the first repayment instalment and the interest payment payable on the Conversion Date) shall be payable in CAD and

d)	the Loan Currency as defined in Sub-Article 1.1 hereof shall be CAD.
2.9	Promptly after determination of the CAD Loan Amount the Agent on behalf of the Lender will notify the Borrower of the CAD Loan Amount determined and will forward to the Borrower a schedule for the repayment of principal in CAD, but any delay or failure to do so shall in no way affect the Borrower’s obligations to effect repayment instalments hereunder.

Article 3
Interest Periods
3.1	The period for which the Loan, in whole or in part, is outstanding shall be divided into successive periods of six months’ duration (“Interest Period/s”), for each of which a rate of interest shall be established pursuant to Article 4 hereof.
3.2	Notwithstanding the provisions of Sub-Article 3.1 hereof and in order to ensure that all Interest Periods are concurrent and ultimately coincide with the repayment dates pursuant to Article 7 hereof,
a)	the first Interest Period for any disbursement will commence on the date upon which the disbursement is made hereunder and will end on the first day after such disbursement which falls six months or a multiple thereof after the Date of Conclusion of this Loan Agreement;

b)	each subsequent Interest Period will commence forthwith upon the expiry of the previous relative Interest Period and will end on the day which falls six months thereafter;

c)	if any Interest Period would otherwise end on a day which is not a Banking Business Day, such Interest Period shall be extended to the next succeeding day which is a Banking Business Day in the same calendar month or, if there is no such Banking Business Day, the Interest Period will end on the last preceding Banking Business Day;

d)	if any Interest Period would otherwise extend beyond a repayment date pursuant to Article 7 hereof, it shall end on such repayment date.
Article 4
Interest, Substitute Basis
4.1	The Borrower shall pay interest in arrears on the last day of each Interest Period (“Interest Payment Date”) on the amount of the Loan outstanding to which such Interest Period relates.
4.2	The rate of interest that will apply during each Interest Period shall be the aggregate of the margin of 0.85% (zero point eighty-five per cent) per annum (“Margin”) and,
a)	as long as the Loan is denominated in Euro, the respective Euro Interbank Offered Rate (“EURIBOR”), being the percentage rate per annum equal to the rate for deposits in Euro for a period comparable to such Interest Period which appears on the Reuters page EURIBOR01 (or equivalent successor to such page published by Reuters) as of 11:00 a.m. Brussels time on the day which is two Banking Business Days prior to the first day of the relevant Interest Period, or,

b)	with respect to any CAD Loan Amount, the respective London Interbank Offered Rate (“LIBOR”), being the percentage rate per annum equal to the rate for deposits in CAD for a period comparable to such Interest Period which appears on the Reuters page LIBOR01 (or equivalent successor to such page published by Reuters) as of 11:00 a.m. London time on the day which is two Banking Business Days prior to the first day of the relevant Interest Period.
If the relevant Interest Period pursuant to Sub-Article 3.2 hereof is not exactly 1, 2 or 3 weeks or 1, 2, 3, 4, 5 or 6 months, then the applicable EURIBOR or LIBOR, respectively, shall be the weighted average rate resulting from the linear interpolation of the two available EURIBORs or LIBORs, respectively, for the immediately shorter and the immediately longer periods, taking into account the length of the relevant Interest Period.

4.3	If no such EURIBOR or LIBOR, respectively, is published on a day of interest rate determination, the interest rate for the respective Interest Period shall be the aggregate of the substitute interest rate (“Substitute Interest Rate”) and the Margin.

The Substitute Interest Rate shall be the annual rate which the Agent determines on behalf of the Lender as the arithmetical mean (if necessary rounded upwards to the nearest one-sixteenth of one per cent (1/16%)) of the interest rates at which the Lender was offered
a)	as long as the Loan is denominated in Euro, by 3 of the banks from the EURIBOR panel (such banks to be selected by the Lender) deposits in Euro for the relevant period as at 11:00 a.m. Brussels time on the day which is two Banking Business Days prior to the first day of the relevant Interest Period;

b)	with respect to any CAD Loan Amount, by 3 prime banks (such banks to be selected by the Lender) deposits in CAD for the relevant period as at 11:00 a.m. London time on the day which is two Banking Business Days prior to the first day of the relevant Interest Period.
4.4	Promptly after each determination of an interest rate the Agent shall notify the Borrower of the interest rate determined, the relevant Interest Payment Date and the interest due thereon.
4.5	If with respect to any CAD Loan Amount at any time prior to the commencement of any Interest Period, the Lender shall have determined (which determination shall be conclusive and binding on the Borrower) that
a)	deposits in CAD for the duration of such Interest Period are not available to the Lender in the London Interbank Market in sufficient amounts in the ordinary course of business, or

b)	it is unlawful for the Lender to fund, or maintain the funding of any disbursement hereunder the Lender shall as soon as practicable give through the Agent notice of such determination to the Borrower proposing an alternative basis (“Substitute Basis”) for making or maintaining such disbursement provided always however, that the Federal Republic of Germany, represented by EULER HERMES Kreditversicherungs-Aktiengesellschaft, Hamburg, has agreed to extend on substantially identical terms and conditions the HERMES Cover pursuant to Article 13 hereof to such Substitute Basis accordingly.

4.6	If and to the extent that the Borrower does not accept the Agent’s proposal pursuant to Sub-Article 4.5 above the Agent on behalf of the Lender and the Borrower shall enter into negotiations in good faith to achieve a solution enabling the Lender to maintain and/or disburse the Loan under the HERMES Cover.
4.7	If and to the extent that the Agent on behalf of the Lender and the Borrower do not agree upon a solution in accordance with Sub-Articles 4.4 and 4.5 above within 30 calendar days after the date of the Agent’s notice of determination pursuant to Sub-Article 4.5 above, then the Loan shall become due immediately on such 30th day and the Borrower shall immediately repay the Loan and pay interest thereon (calculated at the Margin and such costs as are incurred by the Lender in order to maintain such disbursements during the period from the end of the last Interest Period relating to each disbursement to the date of repayment) and/or other amounts payable under the Loan Agreement (including but not limited to such amounts as specified in Sub-Article 15.2 as a consequence of any compulsory prepayment).

4.8	On request by the Borrower to the Agent the Lender through the Agent shall on a best efforts basis offer a fixed rate of interest for the whole remaining amount and contractual residual lifetime of the Loan provided that:
a)	the last disbursement under the Loan Agreement has been effected and that the Loan outstanding hereunder is not less than EUR 1,500,000 (in words: Euro one million five hundred thousand) or respective counter-value in CAD;

b)	the dates for the repayment of the Loan stand firm and Annex C to the Loan Agreement has been received by the Agent;

c)	the fixed rate is requested prior to the due date of the second repayment instalment pursuant to Article 7 hereof ;

d)	in the relevant capital market corresponding amounts are available to the Lender at matching maturities;

e)	the Borrower’s request has been received by the Agent 7 Banking Business Days prior to the next repayment date of the Loan.
The fixed rate quoted by the Agent shall be the aggregate of the Margin and the refinancing costs of the Lender and shall be binding upon all parties provided that the Borrower confirms its acceptance within the period stipulated by the Agent in its quotation. Failing such acceptance by the Borrower, the floating interest rate pursuant to this Loan Agreement shall continue to apply. Any fixed rate agreed takes binding effect for the period starting with the next repayment date and ending with the last repayment date pursuant to Article 7 hereof for the Loan and interest accrued shall be paid in arrears on each repayment date.
Article 5
Fees
5.1	On the Loan undrawn at any time the Borrower shall pay to the Lender a commitment fee at a rate of 0.325% (in words: zero point three two five per cent) per annum payable in arrears quarterly from the Date of Conclusion of this Loan Agreement.

5.2	Within 30 days after the Date of Conclusion of this Loan Agreement but in any case prior to the first disbursement hereunder the Borrower shall pay to the Lender a management fee of 0.50% (in words: zero point fifty per cent) flat of the Loan.
5.3	Within 30 days after the Date of Conclusion of this Loan Agreement but in any case prior to the first disbursement hereunder the Borrower shall pay to the Agent a structuring fee of 0.50% (in words: zero point fifty per cent) flat of the Loan.
5.4	Until complete discharge of all payment obligations in connection with this Loan Agreement, the Borrower shall pay to the Agent an agency fee at a rate of EUR 20,000 (in words: Euro twenty thousand) per annum payable on the Date of Conclusion of this Loan Agreement and on each anniversary thereof.
Article 6
Computation and Banking Business Day
6.1	Interest, default interest, lump sum indemnification and commitment fee shall be calculated on the basis of the actual number of calendar days elapsed and a 360-day-year.
6.2	"Banking Business Day” is
a)	as long as the Loan is denominated in EUR, (i) a day (other than Saturday or Sunday) on which banks are open for business in Frankfurt am Main and Luxembourg or (ii) in relation to any date of interest determination, interest payment or repayment only, a day on which payments in Euro are settled in the Trans-European-Automated Real-time Gross Settlement Express Transfer System (“Target”);

b)	with respect to any CAD Loan Amount, a day (other than Saturday or Sunday) on which banks are open for business in Frankfurt am Main, London, Luxembourg and Toronto.
Article 7
Repayment
7.1	The Loan disbursed up to the due date of the first repayment instalment shall be repaid in 17 equal, consecutive, semi-annual instalments, the first instalment being due 6 months after the date of readiness for operation (“Starting Point”) — to be evidenced by a certificate in form and substance as per Annex C — at the latest, however, on 20 June 2008 (“Latest Date”).
7.2	As soon as practicable, the Agent will forward to the Borrower a schedule for the repayment of principal (which may be adjusted according to Sub-Article 7.3 below), but any delay or failure to do so shall in no way affect the Borrower’s obligations to effect repayment instalments hereunder.

7.3	Upon receipt by the Agent of a certificate in form and substance as per Annex C hereto evidencing that the Starting Point has occurred more than 6 months prior to the Latest Date, the Lender shall be entitled to adjust in line with the Starting Point thus evidenced the remaining repayment dates set out in the repayment schedule pursuant to Sub-Article 7.2 above. The Agent will forward to the Borrower an adjusted schedule for the repayment of principal, but any delay or failure to do so shall in no way affect the Borrower’s obligations to effect repayment instalments hereunder.
7.4	Loan portions disbursed after the due date of the first repayment instalment shall be repaid in equal amounts on the due dates for repayment following their disbursement, so that the repayment instalments then not yet due will be increased correspondingly.
Article 8
Prepayment
8.1	As far as interest accrues on a floating rate basis pursuant to Sub-Articles 4.2 and 4.3 hereof, on the last day of any Interest Period the Borrower shall be entitled upon 30 calendar days prior written notice to the Agent to prepay any part of at least EUR 2,500,000 (or multiples thereof or respective counter-value in CAD) or all of the outstanding Loan, in each case together with interest accrued thereon to the date of such prepayment and any other amount then due hereunder.
8.2	Any prepaid amount may not be reborrowed hereunder and shall be applied against the future repayment instalments in the inverse order of their maturity.
8.3	Any notice of prepayment given by the Borrower under this Loan Agreement shall be irrevocable and the Borrower shall be bound to prepay on the due date in accordance with each such notice.
8.4	As far as interest accrues on a fixed rate basis pursuant to Sub-Article 4.8 hereof, prepayment shall be excluded.
Article 9
Payments
9.1	The Borrower’s payment obligations in connection with this Loan Agreement shall be discharged only if and to the extent that the relative amounts have been credited in the Loan Currency not later than 10.00 a.m. local time without any deduction to the respective beneficiary on the following accounts (or on any other account notified to the Borrower by the Agent) mentioning ref. “Ainsworth/Dieffenbacher, Attn.: Mr. Emmes/Mr. Lewalski”, at the respective beneficiary’s free disposal:

If any such credit has been effected after such time the relative discharge shall occur on the succeeding Banking Business Day.
9.2	If any payment is to be made by the Borrower on a day which is not a Banking Business Day the respective payment shall be due and payable on the next following Banking Business Day in the same calendar month or, if there is no such Banking Business Day, on the last preceding Banking Business Day and shall bear interest until the actual date of payment.
9.3	The Borrower shall not be entitled to exercise any right of retention or any set-off against claims arising from this Loan Agreement.
9.4	Payments received may be applied by the Lender, at its discretion, firstly to payments overdue and thereafter to payments due, irrespective of any instructions by the Borrower to the contrary.
9.5	The Lender shall, without further notice, be entitled to demand on repayment instalments overdue default interest at a rate exceeding by 2 percentage points the interest rate applicable pursuant to Sub-Article 4.2 (or, as the case may be, the interest rate applicable pursuant to Sub-Article 4.3) for any Interest Period according to Articles 3 and 4 hereof, calculated from the due date until receipt of payment according to Sub-Article 9.1 hereof. Such default interest shall be paid without delay upon the Lender’s first demand.
9.6	The Lender shall, without further notice, be entitled to demand on amounts overdue other than repayment instalments a lump sum indemnification at a rate exceeding by 2 percentage points the interest rate applicable pursuant to Sub-Article 4.2 (or, as the case may be, the interest rate applicable pursuant to Sub-Article 4.3) for any Interest Period according to Articles 3 and 4 hereof, calculated from the due date until receipt of payment according to Sub-Article 9.1 hereof. This lump sum indemnification shall be paid without delay upon the Lender’s first demand.
Article 10
Change of Circumstances
10.1	If any change in law, interpretation or application thereof

a)	subjects the Lender to any tax with respect to any amounts payable hereunder (other than taxes imposed, assessed, levied or collected on the overall net income of the Lender), or changes the respective basis of taxation; and/or

b)	modifies any reserve and/or special deposit requirements applicable to the Lender and/or the holding company of the Lender; and/or

c)	imposes on the Lender any costs, expenses, liabilities and/or other condition in connection with this Loan Agreement;
and as a result of any of the foregoing,
d)	the cost to the Lender of making, funding or maintaining any disbursement or the Loan is increased; and/or

e)	the amount of principal, interest or any other amount payable to the Lender or the effective return to the Lender hereunder is reduced; and/or

f)	the Lender makes any payment or foregoes any interest or any sum receivable by it from the Borrower hereunder;
then and in any such case:
g)	the Agent shall notify the Borrower thereof in writing and forward to the Borrower copies of any and all documents which evidence such change of circumstances; and

h)	as from the expiry of the then current Interest Period upon demand from time to time by the Lender the Borrower shall pay such amount as shall compensate the Lender for such increased cost, reduction, payment or foregone interest or other return (the Agents’s or the Lender’s certificate thereof shall, in the absence of manifest error, be conclusive).
Article 11
Taxes, Levies, Fees and Costs
11.1	All taxes, levies, fees and similar costs arising at present or in future outside the Federal Republic of Germany and the Grand-Duchy of Luxembourg in connection with this Loan Agreement shall be borne by the Borrower.
11.2	If any taxes or levies are deducted or withheld at source, the Borrower shall pay such additional amounts (“Grossed-Up Amounts”) as are necessary to ensure that on the due date the Lender will receive the full amounts owed under this Loan Agreement.

The Lender will refund to the Borrower such Grossed-Up Amounts (“Refund”) insofar as it concerns withholding tax paid by the Borrower for a withholding tax rate not exceeding 15% in each case 90 Banking Business Days after the Agent receives the Canada Revenue Agency form NR-4 or NR-4 Summary in respect of such payment of the withholding tax, or any other written evidence necessary to prove that payment of the withholding tax has been effected by the Borrower (“Refund Date”), subject to the condition that

(i)	no adverse changes in the tax regime of the Lender’s country have occurred since conclusion of this Loan Agreement,

(ii)	the original tenor of this Loan (i.e. disbursement phase and repayment phase) has not been exceeded, unless mutually agreed in writing by the parties to this Loan Agreement, and

(iii)	the original interest margin as stipulated in Article 4.2 hereof has not been changed,

(iv)	no event of default as stipulated in Article 15 hereof or any other material adverse change in the condition of the Borrower, be it financial, commercial or otherwise, has occurred.
11.3	The Borrower undertakes — if necessary in co-operation with the Lender — to make to the authorities of the Borrower’s country any statements and payments required in this connection; thus the Borrower shall discharge the Lender from any respective liability. Moreover, the Borrower shall provide the Lender with all statements, documents, evidence of payments made etc. and undertake any other action as reasonably requested by the Lender in connection therewith.
11.4	As compensation for any costs of the Lender and/or the Agent acting for and behalf of the Lender, including the Lender’s lawyers’ fees, and taxes arising thereon, incurred in connection with the development, preparation, signing and execution of this Loan Agreement, shall pay to the Agent a lump sum of EUR 20,000.- within 30 days after signing this Loan Agreement. Moreover, the Borrower will directly assume its own lawyers’ fees and taxes arising thereon including costs incurred in connection with the issuance of the Legal Opinion mentioned in Sub-Article 19.1 a) hereof.
11.5	Any costs of the Lender and/or the Agent, including lawyers’ fees and taxes arising thereon, incurred in connection with the preservation and/or assertion and/or enforcement of the Lender’s and/or Agent’s rights under this Loan Agreement shall be borne by the Borrower.
Article 12
Negative Pledge and Pari Passu Clause
12.1	Until complete discharge of all payment obligations in connection with this Loan Agreement, the Borrower undertakes not to alienate or encumber all or any material portion of the assets financed by the Loan without the Lender’s prior consent. The Lender agrees that the removal and replacement of components in the ordinary course of the Borrower’s business shall not be considered an alienation of any of such assets for the purposes hereof provided that in such case the undertaking of the Borrower not to alienate or encumber covers also the respective replacement components.
12.2	The Borrower warrants that all its payment obligations in connection with this Loan Agreement shall rank at least equal at all times with all its other existing and future unsubordinated senior external indebtedness (i.e. senior indebtedness owed to creditors who are not Canadians), with the exception of Indebtedness secured by Permitted Liens, and shall be secured equally and rateably, if and when the Borrower secures other senior external indebtedness by way of any Lien, save and except for Permitted Liens. For greater certainty, this Sub-Article 12.2 shall not apply to the Borrower’s obligations to Canadian creditors or to Liens granted by the Borrower to secure its obligations to Canadian creditors, which shall rank ahead of the Borrower’s obligations and any Liens that may hereafter be granted by the Borrower to the Lender under this Loan Agreement.
12.3	For the purposes of Sub-Article 12.2 hereof, Permitted Liens shall mean the following:
(a)	Liens to secure Indebtedness secured by the accounts receivable and inventories (including spare parts) of the Borrower, including the proceeds thereof and all money, securities and property of the Borrower and the proceeds thereof held by lender of such Indebtedness, and all related books and records and other intangibles evidencing such collateral;

(b)	Liens on property of a Person existing at the time such Person is merged with or into or amalgamated or consolidated with the Borrower; provided that such Liens were in existence prior to the contemplation of such merger, amalgamation or consolidation and do not extend to any assets other than those of the Person merged into or consolidated or amalgamated with the Borrower;

(c)	Liens on property existing at the time of acquisition of the property by the Borrower, provided that such Liens were in existence prior to the contemplation of such acquisition;

(d)	Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(e)	Liens to secure Indebtedness (including Capital Lease Obligations) granted over assets acquired with such Indebtedness;

(f)	Liens existing prior to the Date of Conclusion;

(g)	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(h)	Liens securing Indebtedness under Hedging Obligations in the ordinary course of business and not for speculative purposes; provided that (i) such Liens are only secured by property or assets that secure the Indebtedness subject to the Hedging Obligation or (ii) if such Hedging Obligations are with one or more parties to Credit Facilities, then secured by the same collateral as secures the applicable Credit Facilities;

(i)	Liens on Equity Interests of Permitted Joint Ventures securing Indebtedness of such Permitted Joint Ventures;

(j)	Liens securing Permitted Refinancing Indebtedness incurred to refinance any secured Indebtedness, provided that the Liens securing such Permitted Refinancing Indebtedness are not extended to any additional assets or property;

(k)	Liens incurred in the ordinary course of business of the Borrower or its subsidiaries with respect to obligations that do not exceed at any one time 5% of the Consolidated Net Tangible Assets of the Borrower;

(l)	Liens securing Purchase Money Indebtedness; provided, however, that (i) such Purchase Money Indebtedness shall not exceed the purchase price or other cost of such property or equipment and shall not be secured by any property or equipment of the Borrower other than the property and equipment so acquired and (ii) the Lien securing such Purchase Money Indebtedness shall be created within 90 days of such acquisition.
12.4	For the purposes of Sub-Article 12.2 and 12.3:
(a)	“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP;

(b)	“Capital Stock” means:
(i)	in the case of a corporation, corporate stock;

(ii)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(iii)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(iv)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person;
(c)	“Consolidated Net Tangible Assets” means the total amount of assets of any Person on a consolidated basis, including deferred pension costs, after deducting therefrom (i) all current liabilities (excluding any indebtedness classified as a current liability), (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and financing costs and all other like intangible assets and (iii) appropriate adjustments on account of minority interests of other Persons holding shares of the Subsidiaries of such Person, all as set forth in the most recent balance sheet of such Person and its consolidated Subsidiaries (but, in any event, as of a date within 150 days of the date of determination) and computed in accordance with generally accepted accounting principles;

(d)	“Credit Facilities” means one or more debt facilities or commercial paper facilities, in each case with non-Canadian banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, extended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time;

(e)	“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock);

(f)	“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness;

(g)	“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:
(i)	interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and
(ii)	other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates, commodity prices or interest rates;
(h)	“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:
(i)	in respect of borrowed money;

(ii)	evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(iii)	in respect of banker’s acceptances;

(iv)	representing Capital Lease Obligations;

(v)	representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

(vi)	representing any Hedging Obligations,
if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP; provided, however, that Indebtedness shall not include obligations of any Person (A) arising from the honouring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business, provided that such obligations are extinguished within 15 days of their incurrence, (B) resulting from the endorsement of negotiable instruments for collection in the ordinary course of business and consistent with past business practices and (C) under stand-by letters of credit to the extent collateralized by cash or cash equivalents. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness in assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any indebtedness of any other Person.

(i)	“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale of other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statues) of any jurisdiction.

(j)	“Non-Recourse Debt” means Indebtedness:
(i)	as to which the Borrower (A) does not provide credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (B) is not directly or indirectly liable as a guarantor or otherwise, or (C) does not constitute the lender;

(ii)	no default with respect to which would permit upon notice, lapse of time or both any holder of any other Indebtedness of the Borrower to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its stated maturity; and

(iii)	as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Borrower;
except for any limited course guarantee solely for the purpose of supporting a pledge by the Borrower of the Equity Interests of any Subsidiaries;

(k)	“Permitted Joint Venture” means any joint venture arrangement created by the Borrower, the primary purpose of which is to obtain fibre to supply the operations of the Borrower or its Subsidiaries, provided that the Borrower and its Subsidiaries own an equity interest in such arrangement of at least 40% of the Equity Interests in such arrangement;

(l)	“Permitted Refinancing Indebtedness” means any Indebtedness of the Borrower issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Borrower; provided that:
(i)	the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted valued, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest and the amount of all expenses and premiums incurred in connection therewith); and

(ii)	such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and
(m)	“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity;

(n)	“Purchase Money Indebtedness” means Indebtedness of the Borrower for the purpose of financing all or any part of the purchase price, or the installation, construction or improvement, of property (including Capital Stock) or equipment;

(o)	“Subsidiary” means, with respect to any specified Person:
(i)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(ii)	any partnership (A) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (B) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof);
(p)	“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:
(i)	the sum of the products obtained by multiplying (A) the amount of each then remaining instalment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (B) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(ii)	the then outstanding principal amount of such Indebtedness.
Article 13
Credit Insurance
13.1	The Loan shall be made available by the Lender subject to export credit cover provided by the Federal Republic of Germany (“HERMES Cover”) represented by EULER HERMES Kreditversicherungs-Aktiengesellschaft, Hamburg, to the Lender’s satisfaction.
13.2	The Agent and the Lender shall be entitled to give information to the competent authorities of the Federal Republic of Germany, the Grand-Duchy of Luxembourg (which in turn may give the same to international organisations), European Union and/or international organisations and to allow such authorities to peruse all records that may be connected with the Loan, and to furnish them with copies thereof.
13.3	Loan Part 2 represents 100 % of the expected HERMES Premium consisting of the usual premium for the HERMES Cover for such a tied buyer’s Loan and of the additional premium for foreign currency HERMES Cover in relation to the Currency Switch Option. Insofar as the conditions precedent to disbursement for this Loan Agreement are not fulfilled at the due dates of the HERMES Premium, or insofar as the Lender and/or the Agent has exercised any rights under Article 15 hereof, or insofar as Loan Part 2 is not sufficient for payment of 100 % of any and all invoice(s) issued by HERMES, then, upon the Agent’s advice to that effect, the Borrower shall pay without delay through the Agent all amounts for the HERMES Premium which are required to maintain the HERMES Cover.
13.4	Insofar as Loan Part 2 exceeds 100 % of any and all invoices issued by HERMES related to this Loan Agreement, such excess amount shall no longer be available hereunder.
13.5	In case the HERMES Premium is refunded (in whole or in part) by HERMES to the Agent, the Lender may, at its discretion, apply any such amounts to any amount overdue or due hereunder or apply them to the next repayment instalment(s) under this Loan Agreement on the immediately succeeding Interest Payment Date or pay such refund to the Borrower without undue delay.
Article 14
Financial Statements, Information, Warranties and Covenants
14.1	Until all obligations assumed in connection with this Loan Agreement have been fulfilled the Borrower shall:
a)	within 90 days after the end of each fiscal year furnish the Lender through the Agent with consolidated audited balance sheet and related statements of operations, stockholders’ equity and cash flows as of the end of and for such year, prepared in accordance with Generally Accepted Accounting Principles in Canada (GAAP) all reported on by independent public accountants of recognized national standing to the effect that such consolidated financial statements present fairly in all material respects the financial condition and results of operation of the Group on a consolidated basis in accordance with GAAP, and upon the Agent’s demand furnish additional particulars. In the event that completion and adoption is delayed, the Borrower shall furnish the Lender through the Agent with provisional balance sheet figures within nine months from the end of the financial year;

b)	furnish the Lender through the Agent within 45 days after the end of each of the first three quarters of each fiscal year of the Borrower with the consolidated balance sheet and related statements of operations, stockholders’ equity and cash flows as of the end of and for such fiscal quarter and the then elapsed portion of such fiscal year, all certified by one of the senior financial officers of the Borrower as presenting fairly in all material respects the financial condition and results of operation of the Group on a consolidated basis in accordance with GAAP, subject to normal year-end audit adjustments and the absence of footnotes;

c)	notify the Lender through the Agent without delay of any events which are of importance in respect of this Loan Agreement (including, but not limited to the events as specified in Sub-Article 15.1 hereof);

d)	upon the Agent’s request inform the Lender through the Agent of the Borrower’s financial position and of the performance under the Export Contract.
14.2	By signing this Loan Agreement the Borrower warrants for this Loan Agreement, for each disbursement hereunder and for the duration of the Loan that it is legally and statutorily authorised to conclude and perform this Loan Agreement and that for the conclusion, performance and enforcement of this Loan Agreement any authorisations, resolutions and permits, in particular any exchange control or transfer permit, under strict compliance with the laws and regulations of the Borrower’s country, have been or, to the extent they cannot be applied for yet, will be unrestrictedly obtained and that this Loan Agreement constitutes legal, valid and binding obligations of the Borrower enforceable in accordance with its terms. In addition, the Borrower confirms that it is authorised to enter into and handle international loan obligations. The Borrower undertakes to inform the Agent insofar and as soon as the warranties no longer apply and to arrange for the necessary action to be taken so that the Lender suffers no disadvantage from the change.
14.3	The Borrower covenants and agrees that:
14.3.1	The Borrower shall be at all times in material compliance with all environmental laws, directives or regulatory codes of practice which are at any time binding upon the Borrower in the jurisdictions in which the Borrower carries on business or operates (including, without limitation, by the export of its products or its waste thereto) (“Environmental Laws”) and shall similarly ensure that the assets and operations are in material compliance with all Environmental Laws.

14.3.2	The Borrower shall maintain with financially sound and reputable carriers insurance in such amounts (with no greater risk retention) and against such risks and such other hazards, as is customarily maintained by companies of established repute engaged in the same or similar businesses operating in the same or similar locations and will furnish to the Lender upon the Agent’s request information in reasonable detail as to the insurance so maintained.

14.3.3	The Borrower shall procure that no substantial change is made to the general nature of the business of the Borrower or the Borrower’s subsidiaries (together “Group”) from that carried on at the date of this Loan Agreement.

14.3.4	The Borrower shall not (and shall ensure that no other member of the Group will) enter into any amalgamation, demerger, merger or corporate reconstruction without the Agent’s prior written consent on behalf of the Lender.

14.3.5	The Borrower will not permit the Fixed Charge Coverage Ratio, determined for any period of four consecutive fiscal quarters to be less than 1.1 to 1.0, for any such period ending on or after the first day of the calendar month for which Availability under the “Borrower’s JPM Credit Agreement” (being the credit agreement dated 14 December, 2005 between Ainsworth Engineered Canada Limited Partnership, Ainsworth Corp., Ainsworth Engineered (USA), LLC, Ainsworth Lumber Co. Ltd., Ainsworth Engineered Corp., The Lenders Party thereto, JPMorgan Chase Bank, N.A., Toronto Branch and GE Finance Canada Holding Company) as defined therein is less than 30% of the aggregate amount of the Lenders’ Revolving Commitments (as defined therein) on any 5 days during such month or for any period of 3 consecutive days during such month.
14.4	For the purposes of Sub-Article 14.3.5:
14.4.1	“Fixed Charge Coverage Ratio” means the ratio, determined as of the end of each of fiscal quarter of the Borrower for the most-recently ended four fiscal quarters of (a) EBITDA minus any portion of Capital Expenditures which is not funded by either new Indebtedness or the expenditure of cash balances in existence at the beginning of such most-recently ended period of four fiscal quarters, to (b) Fixed Charges, all calculated for the Borrower on a consolidated basis in accordance with GAAP.

14.4.2	“Capital Expenditures” means, without duplication, any expenditure or commitment to expend money for any purchase or other acquisition of any asset which would be classified as a fixed or capital asset on a consolidated balance sheet of the Borrower and any other member of the Group prepared in accordance with GAAP.

14.4.3	“Capital Lease Obligations” of a person means the obligations of such person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.

14.4.4	“EBITDA” means, for any period, Net Income for such period plus (a) without duplication and to the extent deducted in determining Net Income for such period, the sum of
(i)	Interest Expense and other financing expenses for such period, including amortization of finance charges and debt discounts,

(ii)	income tax expense for such period net of tax refunds,

(iii)	all amounts attributable to depreciation and amortization expense for such period,

(iv)	any extraordinary non-cash charges for such period and

(v)	any other non-cash charges for such period (but excluding any non-cash charge in respect of an item that was included in Net Income in a prior period and any non-cash charge that relates to the write-down or write-off of inventory), minus (b) without duplication and to the extend included in Net Income,
(i)	any cash payments made during such period in respect of non-cash charges described in clause (a)(v) taken in a prior period and

(ii)	any extraordinary gains and any non-cash items of income for such period, all calculated for the Borrower on a consolidated basis in accordance with GAAP.
14.4.5	“Fixed Charges” means, with reference to any period, without duplication, cash Interest Expense, plus prepayments and scheduled principal payments on Indebtedness made during such period, plus expense for taxes paid in cash, plus dividends or distributions paid in cash, plus Capital Lease Obligation payments, plus cash contributions to any pension or similar plan, all calculated for the Borrower and the members of the Group on a consolidated basis.

14.4.6	“Indebtedness” of any person means, without duplication,
(a)	obligations of such person for borrowed money or with respect to deposits or advances of any kind,

(b)	all obligations of such person evidenced by bonds, debentures, notes or similar instruments,

(c)	all obligations of such person upon which interest charges are customarily paid,

(d)	all obligations of such person under conditional sale or other title retention agreements relating to property acquired by such person,

(e)	all obligations of such person in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business),

(f)	all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such person, whether or not the Indebtedness secured thereby has been assumed,

(g)	all guarantee obligations by such person of Indebtedness of others,

(h)	all Capital Lease Obligations of such person,

(i)	all obligations, contingent or otherwise, of such person as an account party in respect of letters of credit and letters of guaranty,

(j)	all obligations, contingent or otherwise, of such person in respect of banker’s acceptances and

(k)	obligations under any liquidated earn-out and

(l)	any other off-balance sheet liability.
The Indebtedness of any person shall include the Indebtedness of any other entity (including any partnership in which such person is a general partner) to the extent such person is liable therefor as a result of such person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such person is not liable therefor.

14.4.7	“Interest Expense” means, with reference to any period, total interest expense (including that attributable to Capital Lease Obligations) of the Borrower and the other members of the Group for such period with respect to all outstanding Indebtedness of the Borrower and the other members of the Group (including all commissions, discounts and other fees and charges owed with respect to letters of credit and banker’s acceptance financing and net costs under swap agreements in respect of interest rates of the extent such net costs are allocable to such period in accordance with GAAP), calculated on a consolidated basis for the Borrower and the other members of the Group for such period in accordance with GAAP.

14.4.8	“Lien” means, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge or security interest in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset and (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities.

14.4.9	“Net Income” means, for any period, the consolidated net income (or loss) of the Borrower and the other members of the Group, determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded
(a)	the income (or deficit) of any person accrued prior to the date it becomes a member of the Group or is merged into or consolidated with the Borrower or any other member of the Group,

(b)	the income (or deficit) of any person (other than a member of the Group) in which the Borrower or any other member of the Group has an ownership interest, except to the extent that any such income is actually received by the Borrower or such other member of the Group in the form of dividends or similar distributions and

(c)	the undistributed earnings of any member of the Group to the extent that the declaration or payment of dividends or similar distributions by such member of the Group is not at the time permitted by the terms of any contractual obligation (other than under this Loan Agreement) or requirement of law applicable to such member of the Group.

Article 15
Suspension of Disbursement and Immediate Maturity
15.1	The Lender and the Agent shall be each entitled to suspend disbursement and/or to terminate this Loan Agreement and to demand immediate payment of all amounts payable under this Loan Agreement, if:
a)	the Borrower fails to fulfil a payment obligation under this Loan Agreement when due and such failure continues unremedied for a period of three Banking Business Days after the Agent gives the Borrower written notice of the same, or

b)	the Borrower fails to perform any other obligation under this Loan Agreement and such failure continues unremedied for a period of 15 Banking Business Days after the Agent gives the Borrower written notice of the same, or

c)	the Borrower fails to pay any external indebtedness (i.e. indebtedness towards foreign creditors), when and as the same becomes due and payable, or

d)	the Borrower admits its inability to effect payments, conversion or transfers, or the Borrower enters into a composition with its creditors, or the Borrower goes into liquidation, or

e)	any bankruptcy, insolvency or other similar proceedings are instituted or applied for against the Borrower unless such application is withdrawn or rejected within 45 calendar days after its date of issuance, or

f)	a statement, confirmation, warranty, covenant or information provided by the Borrower under or pursuant to this Loan Agreement is or will become materially incorrect or incomplete, or

g)	any person or group of persons other than (i) David Ainsworth, D. Allen Ainsworth, Brian E. Ainsworth and Catherine Ainsworth, (ii) members of the immediate families of any of the persons mentioned in (i) above, (iii) trusts created for the benefit of any of the persons mentioned in (i) and (ii) above, and (iv) any firm or body corporate at least 75% of the voting or equity shares of which are held by any of the persons mentioned in (i) and (ii) above, should acquire, or otherwise hold, in excess of 50% of the voting or equity shares of the Borrower, or

h)	exceptional circumstances are imminent or occur which imperil, delay or preclude to any material extent the fulfilment of the contractual obligations of the Borrower under this Loan Agreement.
15.2	The Borrower shall indemnify the Lender against any loss or expenses which the Lender and/or the Agent may sustain or incur as a consequence of any prepayment according to Sub-Article 15.1 hereof, including but not limited to any loss or expenses on account of funds borrowed, contracted for or utilised to fund any amount payable hereunder. A certificate of the Agent on behalf of the Lender of the amount of any such loss or expense shall, in the absence of manifest error, be conclusive.
15.3	Each notice made by the Lender or the Agent to the Borrower in connection with Sub-Article 15.1 hereof is deemed to have been received by the Borrower not later than on the 3rd Banking Business Day after having been received by the Borrower’s process agent as per Sub-Article 20.3 hereof.
Article 16
Assignment
16.1	The Borrower may assign its rights and payment claims in connection with this Loan Agreement with the Lender’s prior consent only.
16.2	The Lender shall be entitled to assign its rights and payment claims in connection with this Loan Agreement, in whole or in part, to third parties without the Borrower’s consent and the Lender and the Agent shall be entitled to give information about this Loan Agreement as the Lender and/or the Agent shall consider appropriate to any assignee before and after such assignment.
Article 17
Legal Independence
This Loan Agreement is legally independent of the Export Contract. In connection with the fulfilment of the Borrower’s obligations under this Loan Agreement the Borrower may not raise any defences or objections whatsoever emanating from the Borrower’s business relationship with the Exporter.
Article 18
Statements
18.1	Amendments and supplements to this Loan Agreement shall be made in writing. This requirement may only be waived by an agreement in writing.

18.2	All communications shall be transmitted to the respective of the following addresses:

Borrower:	Ainsworth Lumber Co. Ltd.
Suite 3194
Bentall 4
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Canada

Telefax:

Lender:	Deutsche Bank Luxembourg S.A.

International Loans
2, Boulevard Konrad Adenauer
L-1115 Luxembourg
Luxembourg

Telefax: +352-42122287

Agent:	Deutsche Bank AG
Structured Trade & Export Finance
Taunusanlage 12
D-60262 Frankfurt am Main
Federal Republic of Germany

Telefax: +49-69-910-34636, -32610 or -39765
18.3	The Borrower shall furnish the Agent for submission to the Lender with a list of specimen signatures of persons authorised to sign this Loan Agreement and to issue and deliver to the Lender and the Agent any and all documents, statements and instructions on the Borrower’s behalf in connection with this Loan Agreement. The Borrower shall keep the list of authorised signatures up to date at all times during the lifetime of this Loan Agreement.
18.4	Alterations to the business names, addresses or to the authority to sign or to specimen signatures as per prevailing list in the hands of the other party shall be binding only as of receipt by the other contracting party of statements or documents or of list of specimen signatures, respectively, advising such alteration.
18.5	All documents to be furnished or communications to be made under this Loan Agreement shall be submitted in the original language of German or English or, if in another language, shall be accompanied by a translation into English certified as correct by the issuer or by a sworn translator.
Article 19
Conditions Precedent to Disbursement
19.1	Disbursement under this Loan Agreement shall be conditional upon the Agent having received the following documents satisfactory to and free of expense for the Agent and the Lender:
a)	evidence (in particular in the form of a legal opinion rendered by legal counsel acceptable to the Lender) (substantially in the form of Annex D hereto) that this Loan Agreement has been duly executed and constitutes legal, valid, binding and enforceable obligations of the Borrower and that all necessary approvals and official permits (including exchange control and transfer permits) have been obtained and are in full force and effect;

b)	evidence of the authority of the Borrower to sign this Loan Agreement and of the authority of persons to sign any documents in connection therewith on behalf of the

Borrower as well as specimen signatures and passport copies of such authorised signatories;

c)	the process agent’s confirmation in form and substance as per Annex E hereto with regard to the Loan Agreement;

d)	a certificate in form and substance as per Annex A to the effect that the Export Contract has come into force;

e)	for each disbursement, the Request(s) for Reimbursement in form and substance as per Annex B-1 hereto as mentioned in Sub-Article 2.2 hereof or the respective HERMES invoice which is, in case of a disbursement in accordance with Sub-Article 2.4 para. b), accompanied by a Request for Reimbursement in form and substance as per Annex B-2 hereto, as mentioned in Sub-Article 2.4 hereof;

f)	the current version of the Borrower’s memorandum and articles of incorporation with a confirmation that this version is complete, valid and up-to-date and that the Borrower will inform the Agent without delay of any changes;

g)	an undertaking from the Exporter in favour of the Lender customary for this type of financing;

h)	the documents required by law, regulation, prudential interpretation thereof and/or German banking usage for the opening of the respective loan account of the Borrower with the Lender.
19.2	For the duration of the contractual relationship established between the Lender, the Agent and the Borrower by means of this Loan Agreement, the Agent and the Lender shall be entitled to rely upon the continuing unqualified veracity and accuracy of the legal opinion stipulated in Sub-Article 19.1 a) hereof as well as of the documents stipulated in Sub-Article 19.1 b), and f) hereof unless the Borrower shall have advised the Agent to the contrary, any such changes to be advised without delay after occurrence of the respective change of facts, law and/or jurisdiction.
19.3	A further condition precedent to each disbursement of the Loan is that HERMES Cover pursuant to Article 13 hereof has been obtained and is in full force and effect.
Article 20
General Provisions
20.1	This Loan Agreement shall be governed by and construed in accordance with the laws of the Federal Republic of Germany.
20.2	Place of jurisdiction for both parties shall be Frankfurt am Main, Federal Republic of Germany. Furthermore the Borrower submits to the courts of its domicile in any legal proceedings against it.
20.3	For the period for which any Loan, in whole or in part, is outstanding hereunder and for any proceedings in German courts as well as for receipt of statements in accordance with Sub-Article 15.3 hereof the Borrower shall provide an agent for service of process in the Federal Republic of Germany. The Borrower irrevocably appoints Beiten Burkhardt Rechtsanwaltsgesellschaft mbH, Bockenheimer Anlage 15, 60322 Frankfurt, Germany, Frankfurt am Main, as such agent.
20.4	Should, on the basis of a court decision or in connection with levying execution, a payment be effected in a currency other than the Loan Currency, the Borrower shall be obliged to pay upon the Agent’s first demand the difference remaining after immediate conversion by the Lender or the Agent, respectively, of the amount received in such currency into the Loan Currency.
20.5	In connection with the execution, delivery, performance and assertion of this Loan Agreement and any rights and claims in connection therewith the Lender will be represented by the Agent, provided that payments shall be directly made between the Lender and the Borrower.
20.6	Should any provision of this Loan Agreement be or become legally invalid, the other provisions hereof shall remain in force. Any invalid provision shall be deemed to have been substituted by a provision consistent with the meaning and purpose of this Loan Agreement.
20.7	No failure to exercise nor any partial exercise of any rights of the Lender in connection with this Loan Agreement shall preclude their assertion in future.
20.8	Each party shall receive one signed original of this Loan Agreement.
20.9	This Loan Agreement is executed in Frankfurt am Main, Germany, on [date] (“Date of Conclusion”).

Vancouver, BC ,	September 6, 2006	Luxembourg, September 7, 2006
(place)	(date)

Ainsworth Lumber Co. Ltd.		Deutsche Bank Luxembourg S.A.

Frankfurt am Main, September 7, 2006

Deutsche Bank AG

Annex A
(Page 1)
To
Deutsche Bank AG
Structured Trade & Export Finance
Attn.: Annette Seip / Jürgen Rath
Taunusanlage 12
D-60262 Frankfurt am Main/Germany
As Agent for the Lender
CONFIRMATION OF COMING INTO FORCE OF THE EXPORT CONTRACT
Loan Agreement No. 1 dated [date] between Ainsworth Lumber Co. Ltd., Vancouver, Deutsche Bank Luxembourg S.A., Luxembourg, and Deutsche Bank AG, Frankfurt am Main
We refer to the terms and definitions of the captioned Loan Agreement and hereby confirm that the Export Contract concluded on 1 September 2005 as subsequently amended came into force on                      .

,
(place)	(date)

(Legally binding signature(s) of the Exporter)

Annex B-1
(Page 1)
To
Deutsche Bank AG
Structured Trade & Export Finance
Attn.: Annette Seip / Jürgen Rath
Taunusanlage 12
D-60262 Frankfurt am Main/Germany
As Agent for the Lender
REQUEST FOR REIMBURSEMENT NO. ... DELIVERIES/SERVICES
Loan Agreement No. 1 dated [date] between Ainsworth Lumber Co. Ltd., Vancouver, Deutsche Bank Luxembourg S.A., Luxembourg, and Deutsche Bank AG, Frankfurt am Main
I. Deliveries/Services and Computation of the Loan Amount to be Disbursed
We refer to the terms and definitions of the captioned Loan Agreement and hereby confirm that with reference to the Eligible Contract Value deliveries were effected / services rendered 1 as follows:

Date [2]		Invoice Amount

200		EUR

200		EUR

200		EUR

	Total	EUR

Furthermore, we confirm that we have paid all down payments that have been due up to now under the Export Contract, including, at least, 15 % of the value of the above deliveries / services 3 as well as an amount of EUR                      representing     % of the above Total of the Invoice Amounts for these deliveries / services 4.
We request you to disburse such amount to our account No.                      with [bank name, place].

[1]	To be deleted as appropriate.

[2]	One single date (as evidenced e.g. by bill of lading, air waybill etc. [deliveries] or invoice [services]) is to be inserted here. Several deliveries/services on the same date are to be added together. This Annex can also be used for deliveries/services effected / rendered on different dates, e. g. if necessary in order to reach prescribed minimum disbursement amounts.

[3]	To be deleted as appropriate.

[4]	To be deleted as appropriate.

Annex B-1
(Page 2)
II. Additional Confirmation
We hereby confirm that
(1)	the Export Contract is in full force and effect;

(2)	we have to date fulfilled all of our payment obligations assumed towards the Exporter under the Export Contract and our obligation to furnish security, if any, in the Exporter’s favour;

(3)	the deliveries / services [5] referred to in this Request for Reimbursement are in conformity with the Export Contract;

(4)	all necessary approvals and official permits in connection with the Export Contract are in existence;

(5)	we have not previously requested disbursement for amounts which form part of this Request for Reimbursement.

,
(place)	(date)

(Legally binding signature(s) of the Borrower)
III. Confirmation of the Exporter
We confirm that we have received the above Total of the above Invoice Amounts by the Borrower on                      (copies evidencing the payments are attached or have already been forwarded to you).
Furthermore we reconfirm the statements made by the Borrower under II. (1) to (5) above.

,
(place)	(date)

(Legally binding signature(s) of the Exporter)

[5]	To be deleted as appropriate.

Annex B-2
To
Deutsche Bank AG
Structured Trade & Export Finance
Attn.: Annette Seip / Jürgen Rath
Taunusanlage 12
D-60262 Frankfurt am Main/Germany
As Agent for the Lender
REQUEST FOR REIMBURSEMENT NO. ... HERMES PREMIUM
Loan Agreement No. 1 dated [date] between Ainsworth Lumber Co. Ltd., Vancouver, Deutsche Bank Luxembourg S.A., Luxembourg, and Deutsche Bank AG, Frankfurt am Main
We refer to the terms and definitions of the captioned Loan Agreement and herewith request disbursement of EUR                      under Loan Part 2 being the HERMES Premium related to the captioned Loan Agreement which has been paid by us through you on                     .
In reimbursement therefore you are requested to disburse such amount to our account no.                      with                     .

,
(place)	(date)

(Legally binding signature(s) of the Borrower)

Annex C
To
Deutsche Bank AG
Structured Trade & Export Finance
Attn.: Annette Seip / Jürgen Rath
Taunusanlage 12
D-60262 Frankfurt am Main/Germany
As Agent for the Lender
CERTIFICATE OF STARTING POINT
Loan Agreement No. 1 dated [date] between Ainsworth Lumber Co. Ltd., Vancouver, Deutsche Bank Luxembourg S.A., Luxembourg, and Deutsche Bank AG, Frankfurt am Main
We refer to the terms and definitions of the captioned Loan Agreement and hereby confirm that readiness for operation of the Pressing and Forming Equipment for an OSB production line in connection with the expansion of the plant in Grande Prairie was reached on                     .

,		,
(place)	(date)	(place)	(date)

(Legally binding signature(s) of the Borrower)		(Legally binding signature(s) of the Exporter)

Annex D
(Page 1)
• , 2006
Deutsche Bank AG
Structured Trade & Export Finance
Attn,: Annette Seip/Jurgen Rath
Taunusanlage 12
D-60262 Frankfurt am Main/Germany
As Agent for the Lender
Dear Sirs/Mesdames:

RE :	Loan Agreement in favour of Ainsworth Lumber Co. Ltd.
Legal Opinion
A. SCOPE OF OPINION
     Introduction
     We have acted as British Columbia counsel to Ainsworth Lumber Co. Ltd. (“Borrower”) in connection with a loan agreement dated •, 2006 (the “Loan Agreement”) between Borrower, Deutsche Bank Luxembourg S.A., Luxembourg (“Lender”) and yourselves (“Agent”).
     Examination of Documents
     We have participated in the preparation of and examined an executed copy of each of the following:
(a)	the Loan Agreement;

(b)	the constating documents of the Borrower, being the Notice of Articles and Articles of the Borrower; and

(c)	resolutions of the directors of the Borrower dated •, 2006,
(collectively the “Documents”).
     We have also examined originals or copies, certified or otherwise identified to our satisfaction, of such other documents, statutes, public records and certificates of public officials and have considered such questions of law as we have considered relevant, necessary or advisable for purposes of our opinions.

Annex D
(Page 2)
B. ASSUMPTIONS AND RELIANCE
     In rendering our opinions set forth in this letter, we have assumed and relied upon the following:
(a)	the legal capacity of all individuals, the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as photostatic, certified, conformed, notarial or facsimile copies thereof;

(b)	the due authorization, execution and delivery of the Loan Agreement by you;

(c)	the accuracy and completeness of all corporate minutes, resolutions and records which we have seen in the minute books of the Borrower;

(d)	that all information provided to us by federal and provincial government agencies and departments were correct as at the applicable currency dates and that such information remains current as of the date hereof; and

(e)	this opinion is given based only on the facts existing and laws in place on the date hereof and in this regard we have relied upon an Officer’s Certificate of the Borrower, a copy of which is attached, as of the date hereof with respect to the accuracy of the factual matters contained therein. While we have not made any independent investigations in this regard, nothing has come to our attention during our participation with respect to the Loan Agreement which leads us to believe that such certificate is incorrect;

(f)	as used herein, the phrase “to our knowledge” means the conscious awareness of facts or other information by Douglas A. Side and Jim M. Alam. The foregoing persons are the lawyers of our firm who have acted in connection with the above referenced transaction; and

(g)	where used herein, the terms “foreign laws” and “foreign law” shall include, without limitation, all laws, statutes, rules or regulations having the force of law applicable in those jurisdictions to which the Borrower is subject (other than BC Laws (as defined herein)).
C. OPINIONS
     Based upon and subject to the foregoing and to the reservations and qualifications expressed below, we are of the opinion that:
     Corporate Status and Action
1.	The Borrower is a corporation amalgamated, and validly existing under the laws of the province of British Columbia.

2.	The Borrower has the corporate power and capacity to (i) own its real and personal property and assets and to carry on its business as presently conducted; (ii) borrow money as contemplated by the Loan Agreement; and (iii) execute, deliver and perform its obligations under the Loan Agreement.

Annex D
(Page 3)
3.	All necessary corporate actions and proceedings have been taken by the Borrower to authorize the execution and delivery of and performance by the Borrower of the Loan Agreement and the consummation of the transactions contemplated thereby.
     Non-Contravention and No Breach Opinion
4.	The execution and delivery by the Borrower of the Loan Agreement and the consummation of the transactions contemplated in the Loan Agreement do not breach and will not result in a default under its constating documents.

5.	The execution and delivery by the Borrower of the Loan Agreement and the consummation of the transactions contemplated in Loan Agreement do not breach and will not result in a default under any law, statute, rule or regulation having the force of law applicable in the Province of British Columbia, including the laws of Canada, or to our knowledge, any judgment, order or decree of any court, agency, tribunal, arbitrator or other authority to which the Borrower is subject.

6.	The execution and delivery by the Borrower of the Loan Agreement and the consummation of the transactions contemplated in Loan Agreement do not and will not contravene, to the best of our knowledge: (i) any term, provision or condition of any indenture or agreement to which the Borrower is a party; or (ii) result in the creation of any security interest, hypothec, assignment, charge or other lien or encumbrance on any of its properties.
     Enforceability Opinion
7.	No authorization (including without limitation: (i) any decision, approval, licence or other action or (ii) any exchange control, conversion or transfer permit) of or by any governmental agency is required or advisable under the laws of the Province of British Columbia or the federal laws of Canada applicable therein, to ensure that: (a) the obligations of the Borrower under the Loan Agreement are legal, valid and binding, or (b) the Loan Agreement is admissible in evidence in any Canadian court.

8.	The Loan Agreement constitutes a legal, valid and binding obligation of the Borrower and is enforceable against the Borrower in accordance with its terms.
     Ranking of Borrower’s Obligations
9.	The obligations of the Borrower under the Loan Agreement rank pari passu with all its other present or future unsecured and unsubordinated existing and future indebtedness.
     Choice of Law; Jurisdiction; Service of Process
10.	The Borrower’s agreement to the choice of law provisions set forth in the Loan will be recognized by the courts of British Columbia and applicable Canadian federal courts, irrespective of the place of signature of the Loan Agreement, provided that such choice of law is bona fide (in the sense that it was not made with a view to avoiding the consequences of the laws of any other jurisdiction) and provided that such choice of law is not found by such courts to be contrary to public policy; under British Columbia law,

Annex D
(Page 4)
there is no prohibition against or restriction affecting an irrevocable submission by the Borrower to the jurisdiction of the courts of the Federal Republic of Germany; service of process effected in the manner set forth in the Loan Agreement will be effective, insofar as the law of British Columbia is concerned, to confer valid personal jurisdiction over the Borrower; and a final and conclusive judgment for a sum certain obtained in the courts of the Federal Republic of Germany arising out of or in relation to the obligations of the Borrower under the Loan Agreement would be enforceable against the Borrower in the courts of British Columbia and applicable Canadian federal courts.

11.	We have no reason to believe that courts of British Columbia would consider the enforcement of a judgment given by a court of competent jurisdiction for payment of principal and interest and premium, if any, under the Loan Agreement to be inconsistent with public policy or constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws.
     Enforcement of German Judgement
12.	A final and conclusive judgment for a sum certain obtained in the courts of the Federal Republic of Germany arising out of or in relation to the obligations of the Borrower under the Loan Agreement would be enforceable against the Borrower in the courts of British Columbia and applicable Canadian federal courts, without a re-examination of the merits of the case.

13.	The Borrower is not entitled to claim any immunity from suit, attachment, judgement, enforcement or other legal process in Canada, either for itself or any of its assets or revenues.
     Canadian Taxation and Registration
14.	Apart from applicable Canadian non-resident withholding taxes payable on payments of interest under the Loan Agreement, neither the execution and delivery of the Loan Agreement or the performance by the Borrower of its obligations thereunder will give rise to any tax or duty payable to any Canadian governmental authority.

15.	You are not deemed to be a resident, domiciled, or carrying on business in Canada for the purposes of the Income Tax Act (Canada) solely by reason of the execution, delivery or enforcement of the Loan Agreement.
D. RESERVATIONS AND QUALIFICATIONS
     The opinions expressed herein are subject to the following reservations and qualifications:
(a)	We are members of The Law Society of British Columbia and are neither admitted to practice in nor expert on the laws of any other jurisdiction. These opinions are rendered solely with respect to the laws of the Province of British Columbia and the

Annex D
(Page 5)
federal laws of Canada applicable therein as of the date of this opinion (collectively, the “BC Laws”);

(b)	The validity, enforceability and binding nature of the Loan Agreement may be limited by the application of bankruptcy, insolvency, liquidation, reorganization, moratorium and other laws of general application relating to or affecting the right, powers, privileges, remedies and/or interests of creditors generally;

(c)	The enforcement of the Loan Agreement is subject to and may be limited by general principles of equity;

(d)	The Loan Agreement is governed by the laws of the Federal Republic of Germany. Insofar as the opinions expressed in paragraphs 8 and 9 are concerned, we have construed the Loan Agreement in accordance with its ordinary and grammatical meaning and have assumed that the provisions of the Loan Agreement would be construed under the foreign laws in the same manner as it would be construed under BC Laws as if the Loan Agreement was governed by BC Laws;

(e)	We express no opinion as to the availability of specific performance or injunctive or other equitable relief or remedy in respect of any of the obligations as set out in the Loan Agreement;

(f)	Claims may become barred under the laws relating to the limitation of actions;

(g)	We express no opinion with respect to the existence or absence of any liens, claims under any trust or deemed trust, encumbrances, registrations or security interests;

(h)	We express no opinion as to the effect of those provisions of the Loan Agreement which purport to allow the severance of invalid, illegal or unenforceable provisions or restricting their effect;

(i)	A court, or any applicable statute legislation, may impose additional requirements or time periods with respect to the rights of a creditor to receive payment or amounts stated to be payable on demand;

(j)	The determination of the rate of interest payable on judgment debts is in the discretion of the court or competent authority;

(k)	A court of the Province of British Columbia might not give effect to a claim for indemnity or a contribution under the Loan Agreement to the extent they are found to be contrary to public policy, as that term is understood under the laws of the Province of British Columbia;

(l)	Pursuant to the Currency Act (Canada), a judgment by a court in any province in Canada may be awarded in Canadian currency only; and

(m)	We express no opinion as to the legality, validity, binding nature or enforceability of any provision of the Loan Agreement which provides for a higher rate of interest payable after default.
The opinions expressed in this letter are solely for use by the Lender and the Agent for their own benefit, the benefit of their successors and assigns and their legal counsel and may be relied upon solely for the purposes contemplated by the Loan Agreement. These opinions may not be relied on by any other persons or for any purpose whatsoever, without our prior written approval.
Yours truly,

Annex E
Deutsche Bank AG
Structured Trade & Export Finance
Attn.:Annette Seip / Jürgen Rath
Taunusanlage 12
D-60262 Frankfurt am Main/Germany
As Agent for the Lender
PROCESS AGENT’S CONFIRMATION
Loan Agreement between Ainsworth Lumber Co. Ltd., Vancouver, Deutsche Bank Luxembourg S.A., Luxembourg, and yourselves dated [date]
Confirmation as required per Sub-Article 19.1 c) of the Loan Agreement
We have been appointed by Ainsworth Lumber Co. Ltd., Vancouver, as the agent for service of process in connection with any proceedings in German courts in connection with the above-mentioned Loan Agreement as well as for receipt of statements in accordance with Sub-Article 15.3 of the Loan Agreement.
We hereby confirm that we have been unrestrictedly and validly authorised by Ainsworth Lumber Co. Ltd. to perform the above-mentioned functions and that we are in agreement therewith.
Should there be an alteration to the name or address of our company in future, we will notify you without delay.

,
(place)	(date)

(Legally binding signature of process agent)

Amendment No. 1
to the
LOAN AGREEMENT
No. 1
between
Ainsworth Lumber Co. Ltd.,
Vancouver/Canada
(“Borrower”)
and
Deutsche Bank Luxembourg S.A.,
Luxembourg
(“Lender”)
and
Deutsche Bank Aktiengesellschaft,
Frankfurt am Main
(“Agent”)

PREAMBLE
On September 7, 2006 the Borrower, the Lender and the Agent concluded the Loan Agreement No. 1 containing the terms and conditions for the financing of an Export Contract of Dieffenbacher GmbH + Co. KG, Eppingen with the Borrower.
The Borrower, the Lender and the Agent enter into this Amendment No. 1 to the Loan Agreement No. 1 (“Amendment No. 1”) in order to reflect some changes in the Export Contract.
The terms used in this Amendment No. 1 and defined in the Loan Agreement No. 1 shall bear the meanings therein ascribed to them, unless the context requires otherwise.
The above being premised, the Borrower, the Lender and the Agent agree as follows:
Article 1
The Preamble of the Loan Agreement No. 1 is herewith amended and reads now as follows:
QUOTE
On 1 September 2005 the Borrower and Dieffenbacher GmbH + Co. KG, Eppingen, (“Exporter”) entered into a contract dated 18 August 2005 (“Export Contract”) as subsequently amended for the supply of “Pressing and Forming Equipment for an OSB production line” in connection with the plant in Grande Prairie (“Project”).
The total contract value amounts to EUR 23,594,646 (“Total Contract Value”).
Basis for the financing shall be an amount of EUR 23,594,646 (“Eligible Contract Value”) of the Total Contract Value.
According to the Export Contract
•	the deliveries shall be made and the services shall be rendered from June 2006 to October 2007

•	readiness for operation of the Project (certified by the OSB Acceptance Certificate) is scheduled for October 2007

•	the Eligible Contract Value is to be paid as follows:

EUR 6,125,400	down and interim payment (net of taxes)
remaining amount	at sight out of a letter of credit (“Letter of Credit” or “L/C”)
Up to 79.9757% of the Eligible Contract Value, but max. EUR 18,896,983, is to be financed by means of a tied buyer’s loan under export credit cover provided by the Federal Republic of Germany (“HERMES Cover”) represented by EULER HERMES Kreditversicherungs-Aktiengesellschaft, Hamburg (“HERMES”).
The above being premised, the Borrower, the Lender and the Agent agree as follows: UNQUOTE

Article 2
Article 1 (Amount and Purpose of Loan) is herewith amended and reads now as follows:
QUOTE
1.1	The Lender shall make available to the Borrower a loan in the lawful currency of the countries participating in the European Monetary Union (“EUR” or “Euro” or “Loan Currency”) not exceeding

EUR 19,472,483

(in words: Euro nineteen million four hundred and seventy two thousand four hundred eighty three) (“Loan”), consisting of
•	a loan part 1 amounting up to EUR 18,869,983 representing 79.9757% of the Eligible Contract Value (“Loan Part 1”) and

•	a loan part 2 amounting up to EUR 602,500 representing 100 % of the expected premium (consisting of the usual premium for the HERMES Cover for such a tied buyer’s Loan and of the additional premium for foreign currency HERMES cover in relation to the Currency Switch Option as per Sub-Article 2.7 hereof) (“HERMES Premium”) to be paid to HERMES for the HERMES Cover (“Loan Part 2”).
1.2	The Loan exclusively serves to finance the last 79.9757% of the Eligible Contract Value plus 100 % of the expected HERMES Premium, but max. EUR 19,472,483.

1.3	The Borrower represents and warrants that with respect to this Loan Agreement and the Loan granted thereunder it shall act for its own account exclusively and as its final beneficiary.
UNQUOTE
Article 3
Annex A (Confirmation of Coming into Force of the Export Contract) is herewith amended and reads now as per the respective Annex A to this Amendment No. 1.
Article 4
4.1	This Amendment No. 1 shall form an integral part of the Loan Agreement No. 1.

4.2.	The Borrower shall provide the Agent with evidence satisfactory to and free of expense for the Agent and the Lender (in particular in the form of a legal opinion rendered by legal counsel acceptable to the Lender) that this Amendment No. 1, has been duly executed and constitutes legal, valid, binding and enforceable obligations of the Borrower, that all necessary approvals and official permits (including exchange control and transfer permits) have been obtained and are in full force and effect, and that the legal opinion provided on 19 September 2006 by Koffman Kalef LLP, Vancouver remains valid and applicable to the Loan Agreement No. 1 as amended by this Amendment No. 1.

4.3.	All other terms and conditions of the Loan Agreement and Annexes thereto which are not expressly amended by this Amendment No. 1 remain unchanged and are hereby reconfirmed by the parties hereto.

4.4	Place of conclusion of this Amendment No. 1 is Frankfurt am Main, Federal Republic of Germany

4.5	Article 20 of the Loan Agreement No. 1 shall apply mutatis mutandis.

4.6	Each party shall receive one signed original of this Amendment No. 1.

Vancouver Canada 10/10/06	Luxembourg Oct 13, 2006
(place) (date)

Ainsworth Lumber Co. Ltd.	Deutsche Bank Luxembourg S.A.

Frankfurt am Main, Oct 13, 2006

Deutsche Bank AG

Annex A
(Page 1)
To
Deutsche Bank AG
Structured Trade & Export Finance
Atten.: Annette Seip/ Jurgen Rath
Taunusanlage 12
D-60262 Frankfurt am Main/Germany
As Agent for the Lender
CONFIRMATION OF COMING INTO FORCE OF THE EXPORT CONTRACT
Loan Agreement No. 1 dated [date] between Ainsworth Lumber Co. Ltd., Vancouver, Deutsche Bank Luxembourg S.A., Luxembourg, and Deutsche Bank AG, Frankfurt am Main
We refere to the terms and definitions of the captioned Loan Agreement and hereby confirm that the Export Contract dated 18 August 2005 and concluded on 1 September 2005 as subsequently amended came into force on

(place)	(date)

(Legally binding signature(s) of the Exporter)

AINSWORTH LUMBER CO. LTD.
As Borrower
and
THE LENDERS FROM TIME TO TIME
PARTY TO THIS AGREEMENT
and
MERRILL LYNCH CAPITAL CANADA INC.
as Agent

U.S. $53,766,000.00 CREDIT FACILITY
CREDIT AGREEMENT
DATED AS OF 29 SEPTEMBER 2006

Table of Contents

ARTICLE I DEFINED TERMS		1
1.1	Defined Terms	1
1.2	Headings and Table of Contents	9
1.3	Accounting Terms	9
1.4	Number, Gender, Contractual Instruments	9
1.5	Statute References	9
1.6	Permitted Encumbrances	9
1.7	Capitalized Terms	10

ARTICLE II CREDIT		10
2.1	Amount and Availment Options	10
2.2	Non-Revolving Credit	10
2.3	Use of the Credit	10
2.4	Term, Repayment and Prepayment	10
2.5	Interest Rate	12
2.6	Sharing of Payments	12
2.7	Status of Lenders	12

ARTICLE III SECURITY		13
3.1	Security	13
3.2	Obligations Secured by the Security	13
3.3	Subject Equipment	13

ARTICLE IV ADVANCES		13
4.1	Notice of Advance	13
4.2	Payment of Advance	14
4.3	Evidence of Indebtedness	14

ARTICLE V INTEREST		14
5.1	Determination of LIBO Rate	14
5.2	Calculation of Interest	14
5.3	Prohibited Rates of Interest	15

ARTICLE VI DISBURSEMENT CONDITIONS		15
6.1	Conditions Precedent to Initial Advance	15

ARTICLE VII TRAILING FUNDS INVESTMENT		17
7.1	Trailing Funds Account	17
7.2	Use of Trailing Funds	18
7.3	Draws on Trailing Funds Investment	18
7.4	Trailing Funds Payment Upon Event of Default, etc.	19
7.5	Remaining Balance of Trailing Funds	19
7.6	No Liability	19

ARTICLE VIII REPRESENTATIONS AND WARRANTIES		19
8.1	Representations and Warranties	19

8.2	Survival of Representations and Warranties	24

ARTICLE IX COVENANTS		24
9.1	Positive Covenants	24
9.2	Reporting and Notice Requirements	28
9.3	Negative Covenants	31
9.4	Use of Insurance Proceeds	32

ARTICLE X DEFAULT		33
10.1	Events of Default	33
10.2	Acceleration and Termination of Rights	35
10.3	Access and Occupation	35
10.4	Remedies	35
10.5	Saving	35
10.6	Perform Obligations	36
10.7	Third Parties	36
10.8	Power of Attorney	36
10.9	Remedies Cumulative	36
10.10	Set-Off or Compensation	37

ARTICLE XI THE AGENT AND THE LENDERS		37
11.1	Appointment and Duties of the Agent	37
11.2	Discretion and Liability of the Agent	37
11.3	Event of Default	38
11.4	Consultations	38
11.5	Communications to and from the Agent	38
11.6	Limitations of Agency	39
11.7	No Representations or Warranty	39
11.8	Lender Credit Decision	39
11.9	Indemnity	39
11.10	Resignation	40
11.11	Disbursements and Distributions	40
11.12	Limitation of Suits	40
11.13	Right of Setoff	40

ARTICLE XII ASSIGNMENTS AND PARTICIPATIONS		41
12.1	Eligible Assignee	41
12.2	Related Lender Assignment	41
12.3	Registers	41
12.4	Participations	42
12.5	Participant Register	42

ARTICLE XIII MISCELLANEOUS PROVISIONS		43
13.1	Severability, etc.	43
13.2	Amendment, Supplement or Waiver	43
13.3	Governing Law	44
13.4	Currency	44
13.5	Agent’s Right to Perform for Borrower	44

13.6	Liability of Lenders	45
13.7	Expenses and Indemnity	45
13.8	Manner of Payment and Taxes	46
13.9	Increased Costs etc.	47
13.10	Interest on Miscellaneous Amounts	47
13.11	Currency Indemnity	47
13.12	Address for Notice	48
13.13	Non-Disclosure	48
13.14	Time of the Essence	48
13.15	Further Assurances	48
13.16	Term of Agreement	48
13.17	Successors and Assigns	48
13.18	Payments/Performance on Business Day	48
13.19	Counterparts and Facsimile	49
13.20	Waiver of Jury Trial, Consequential Damages Etc.	49
13.21	Entire Agreement	49
13.22	This Agreement to Govern	50
13.23	Date of Agreement	51

Schedule A	Compliance Certificate
Schedule B	GP Property Description
Schedule C	Certain Permitted Encumbrances
Schedule D	Subject Equipment
Schedule E	Prepayment Notice
Schedule F	Request for Advance
Schedule G	Trailing Fund Payment Direction
Schedule H	Borrower Corporate and Other Information
Schedule I	liquidity Certificate

THIS CREDIT AGREEMENT is dated as of 29 September 2006
BETWEEN:
AINSWORTH LUMBER CO. LTD.
- and -
THE LENDERS FROM TIME TO TIME PARTY
TO THIS AGREEMENT
- and -
MERRILL LYNCH CAPITAL CANADA INC.
in its capacity as Agent
WHEREAS
A.	Ainsworth Lumber Co. Ltd. is constructing a laminated strand lumber plant in Grande Prairie, Alberta, known as the GP2 Project.

B.	Equipment shall be installed at the GP2 Project.

C.	The Lenders are prepared to finance all or part of the acquisition costs of certain of such equipment to a maximum amount of U.S. $53,766,000.00 on the terms and conditions hereof.
THEREFORE, for value received, and intending to be legally bound by this Agreement, the parties agree as follows:
ARTICLE I
DEFINED TERMS
1.1	Defined Terms
             In this Agreement, unless something in the subject matter or context is inconsistent therewith:
1.1.1	“Advance” means the availment of the Credit by the Borrower.

1.1.2	“Affiliate(s)” has the meaning defined in the Business Corporations Act (Ontario) as of the date of this Agreement.

1.1.3	“Agent” means “MLCC” in its role as agent for the Lenders, and any successor agent appointed in accordance with this Agreement.

1.1.4	“Agreement”, “hereof”, “herein”, “hereto”, “hereunder” or similar expressions mean this Agreement and any Schedules hereto, as amended, supplemented, restated and replaced from time to time.

1.1.5	“Assignment Agreement” has the meaning defined in Section 12.1.

1.1.6	“Associate(s)” has the meaning defined in the Business Corporations Act (Ontario) as of the date of this Agreement.

1.1.7	“Balloon Payment” has the meaning defined in Section 2.4.1.

1.1.8	“Borrower” means Ainsworth Lumber Co. Ltd.

1.1.9	“Business Day” means a day of the year, other than Saturday or Sunday, on which the Agent is open for business at its offices in Toronto, Ontario and its executive office in Chicago, Illinois (or in other locations specified by any successor to MLCC as Agent).

1.1.10	“Canadian Dollars“, “Cdn. Dollars” and “Cdn. $” mean lawful money of Canada.

1.1.11	“Capital Stock” means, with respect to any person, any and all present and future shares, stock, partnership, membership or other interests, participations or other equivalent rights in the person’s capital, however designated and whether voting or non-voting.

1.1.12	“Collateral” means the Subject Equipment, the Trailing Funds Account and, as applicable, all parts, spare parts, renewals, components, replacements, substitutions and alternatives therefor and thereof, all manufacturer’s and other warranties applicable thereto, all intellectual property relating thereto, or the use thereof, and all attachments, increases, additions and accessions thereto, all appliances, instruments, appurtenances, accessories, furnishings, fixtures and other equipment of whatever nature from time to time incorporated in, or installed in or attached thereto and all proceeds therefrom (cash and non-cash), including the proceeds of all insurance policies thereof or other payment as indemnity or compensation for loss of or damage to such property or any right to such payment and including personal property in any form or fixtures derived directly or indirectly from any dealing with such property or proceeds therefrom and all deeds, books, accounts, invoices, letters, papers, chattel paper, documents of title, documents, disks, and other records in any form, electronic or otherwise, evidencing or relating thereto; and all other rights and benefits in respect thereof.

1.1.13	“Commitment” means in respect of each Lender from time to time, the covenant to make an Advance to the Borrower in the Lender’s Proportionate Share of the maximum amount of the Credits.

1.1.14	“Compliance Certificate” means a certificate in the form of Schedule A.

1.1.15	“Constating Documents” means the Borrower’s articles or certificate of incorporation, amendment, amalgamation or continuance, memorandum of association, by-laws, partnership agreement, limited liability company agreement or other similar document, and all unanimous shareholder agreements, other shareholder agreements, voting trust agreements and similar arrangements applicable to the Borrower’s Capital Stock, all as amended from time to time.

1.1.16	“Contracts” means agreements, franchises, leases, easements, servitudes, privileges and other rights, other than Permits.

1.1.17	“Credit” means the non-revolving credit up to U.S. $53,766,000 in favour of the Borrower established by this Agreement to assist in financing of the acquisition of the Subject Equipment.

1.1.18	“Credit Documents” means this Agreement, the Security Documents, and all other documents relating to the Credit.

1.1.19	“Designated Account” means, in respect of any Advance, the account or accounts maintained by the Borrower with Bank of Montreal at its 595 Burrard Street, Vancouver, British Columbia branch.

1.1.20	“Drawdown Date” means the date, which shall be a Business Day, of the Advance.

1.1.21	“Eligible Assignee” means (a) a commercial bank organized under the laws of the United States, or any state thereof or a bank chartered under and referred to in Schedule I or II of the Bank Act (Canada), (b) a commercial bank organized under the laws of any country other than the United States or Canada which is a member of the Organization for Economic Cooperation and Development or a political subdivision of any such country, provided that such bank is acting through a branch or agency located in Canada, (c) a finance company, insurance company, or other financial institution or fund that is engaged in making, purchasing, or otherwise investing in commercial loans in the ordinary course of its business, (d) a Lender, or any Affiliate (other than individuals) and (e) during the continuation of an Event of Default, any other Person so long as the assigning Lender provides at least five (5) Business Days prior written notice to the Agent of such assignment; provided, however, in order for any assignee to be a party to this Agreement, such assignee must be exempt from withholding taxes, on payments made by a resident of Canada in respect of interest or rent.

1.1.22	“Encumbrance” means any mortgage, debenture, pledge, hypothec, lien, charge, assignment by way of security, consignment, capital lease, operating lease, hypothecation, security interest or other security agreement, trust or arrangement having the effect of security for the payment or performance of any debt, liability or obligation, and “Encumbrances”, “Encumbrancer”, “Encumber” and “Encumbered” shall have corresponding meanings.

1.1.23	“Event of Default” has the meaning defined in Section 10.1.

1.1.24	“Exchange Rate” means, on any day, for the purpose of calculations under this Agreement, the amount of Canadian Dollars into which U.S. Dollars may be converted, or vice versa, using the noon spot rate of the Bank of Canada on that day.

1.1.25	“Excluded Taxes” means any Taxes now or hereafter imposed, levied, collected, withheld or assessed on a Lender by Canada or any other jurisdiction in which that Lender is subject to Tax as a result of the Lender: (i) carrying on a trade or business in such jurisdiction or being deemed to do so, or having a permanent establishment in such jurisdiction; (ii) being organized under the laws of such jurisdiction; (iii) being resident or deemed to be resident in such jurisdiction or (iv) not dealing at arm’s length with the Borrower or any other Lender; but does not include any sales, goods or services Tax payable under the laws of any such jurisdiction with respect to any goods or services made available by a Lender to the Borrower under this Agreement or any withholding tax.

1.1.26	“Foreign Lender” means any Lender that is (i) not a non-resident of Canada within the meaning of the Income Tax Act (Canada) or (ii) an “authorized foreign bank” that acquires an interest in, or participation, as the case may be, and receives all payments thereunder in respect of its “Canadian banking business” as both such terms are defined for the purposes of the Income Tax Act (Canada).

1.1.27	“GAAP” means generally accepted accounting principles which are in effect from time to time in Canada, as established by the Canadian Institute of Chartered Accountants.

1.1.28	“Governmental Authority” means, when used with respect to any person, any government, parliament, legislature, regulatory authority, agency, tribunal, department, commission, board, instrumentality, court, arbitration board, or arbitrator or other law, regulation or rule making entity (including a Minister of the Crown, any central bank, Superintendent of Financial Institutions or other comparable authority or agency) having or purporting to have jurisdiction on behalf of, or pursuant to the laws of, Canada or any country in which such person is incorporated or otherwise created or established or in which such person has any Property or carries on business, or any province, territory, state, municipality, district or political subdivision of any such country or of any such province, territory or state of such country.

1.1.29	“GP2 Project” means the purchase of the Subject Equipment and the construction and installation of a laminated strand lumber plant at the GP Property and all related activities of the Borrower.

1.1.30	“GP Property” means the lands and premises located in Grand Prairie, Alberta on which the GP2 Project is and/or shall be situate, and more particularly described in Schedule B hereto.

1.1.31	“Hazardous Materials” means any hazardous substance or any pollutant or contaminant, toxic or dangerous waste, substance or material, as defined in or regulated by any Requirement of Law or Governmental Authority from time to time, including, without limitation, friable asbestos and poly-chlorinated biphenyls.

1.1.32	“Lenders” means MLCC and other lenders that agree from time to time to become Lenders in accordance with Article XII of this Agreement, and “Lender” means any one of the Lenders.

1.1.33	“LIBO Rate” means, with respect to any calendar month during the term of this Agreement, the interest rate per annum (rounded upward to the next higher whole multiple of one-sixteenth percent if such rate is not such a multiple), equal to the rate per annum (rounded upwards to the next higher whole multiple of one-sixteenth percent if such rate is not such a multiple) determined as the average of the rates offered by a majority of the Lenders in the London interbank market for deposits in U.S. Dollars for one month, as published in the “Bloomberg Professional Service”, Screen “BBAM” two (2) Business Days prior to the first (1st) Business Day of the applicable calendar month, with such rate having an effective date of the first (1st) Business Day of such calendar month (or the immediately prior Payment Date, if different), provided however, that with respect to the period from the date of the initial Advance under this Agreement to the first (1st) Payment Date, the rate will be set on the date of such initial Advance under this Agreement, and otherwise in accordance with the foregoing.

1.1.34	“Liquidity” means, at any point in time, the sum of each of the following, to the extent that they are not subject to any Encumbrance, the Borrower’s:
(a)	cash on hand;

(b)	cash equivalents acceptable to the Agent; and

(c)	undrawn and readily available balances of operating credit facilities.
1.1.35	“Liquidity Certificate” has the meaning defined in Section 9.2.1.

1.1.36	“Liquidity Prepayment” has the meaning defined in Section 9.1.9.

1.1.37	“Material Contract” means any Contract:
(a)	to which is attached obligations on the part of the Borrower or which has an economic value to the Borrower in excess of U.S. $10,000,000 per annum; or

(b)	to which the Borrower is a party that, if terminated, would materially impair the ability of the Borrower to carry on business in the ordinary course or would have a material adverse effect on the financial condition or business prospects of the Borrower.
1.1.38	“Material Permit” means any Permit:
(a)	to which is attached obligations on the part of the Borrower or which has an economic value to the Borrower in excess of U.S. $10,000,000 per annum; or

(b)	to which the Borrower is a party that, if terminated, would materially impair the ability of the Borrower as a whole to carry on business in the ordinary course or would have a material adverse effect on the financial condition or business prospects of the Borrower.
1.1.39	“Majority Lenders” means Lenders holding, in the aggregate, a minimum of 51% of the outstanding amount of the Credit.

1.1.40	“Maturity Date” means 1 October 2011.

1.1.41	“MLCC” means Merrill Lynch Capital Canada Inc.

1.1.42	“Obligations” means all obligations of the Borrower to the Lenders under or in connection with this Agreement, including but not limited to all debts and liabilities, present or future, direct or indirect, absolute or contingent, matured or not, at any time owing by the Borrower to the Lenders in any currency or remaining unpaid by the Borrower to the Lenders in any currency under or in connection with this Agreement, whether arising from dealings between the Lenders and the Borrower or from any other dealings or proceedings by which the Lenders may be or become in any manner whatever creditors of the Borrower under or in connection with this Agreement, and wherever incurred, and whether incurred by the Borrower alone or with another or others and whether as principal or surety, and all interest, fees, legal and other costs, charges and expenses. In this definition, “the Lenders” shall be interpreted as “the Lenders, or any of them”.

1.1.43	“Payment Date” means 1 November 2006 and the first day of each calendar month thereafter and includes the Maturity Date, or if any such day is not a Business Day, the Business Day next following such day, unless such next following Business Day is in a different calendar month in which case any applicable payment shall be made on the immediately preceding Business Day.

1.1.44	“Pending Event of Default” means an event which would constitute an Event of Default hereunder, except for satisfaction of any requirement for giving of notice, lapse of time, or both, or any other condition subsequent to such event.

1.1.45	“Pension Plan” shall include “pension plans” as defined or used in the Pension Benefits Act (Canada), the Pension Benefits Act (Ontario), and similar legislation in any other province or territory, and pension or similar plans or arrangements to which the Wage Earner Protection Program Act (Canada) applies.

1.1.46	“Permits” means licenses, authorizations, consents, certificates registrations, exemptions, permits and other approvals, obtained from or required by a Governmental Authority.

1.1.47	“Permitted Encumbrances” means, with respect to any person, the following:
(a)	Encumbrances for taxes, rates, assessments or other charges of Governmental Authorities, charges or levies not yet due, or for which instalments have been paid based on reasonable estimates pending final assessments, or if due, the validity of which is being contested diligently and in good faith by appropriate proceedings by that person for which adequate reserves, in the opinion of the Majority Lenders, have been made;
(b)	undetermined or inchoate Encumbrances, rights of distress and charges incidental to current operations which have not at such time been filed or exercised and of which none of the Lenders has been given notice, or which relate to obligations not due or payable or if due, the validity of which is being contested diligently and in good faith by appropriate proceedings by that person for which adequate reserves, in the opinion of the Majority Lenders, have been made;

(c)	reservations, limitations, provisos and conditions expressed in any original grants from the Crown or other grants of real or immovable property, or interests therein, which, in the opinion of the Majority Lenders, do not materially affect the use of the affected land for the purpose for which it is used by that person;

(d)	licenses, easements, rights-of-way and rights in the nature of easements (including, without limiting the generality of the foregoing, licenses, easements, rights-of-way and rights in the nature of easements for sidewalks, public ways, sewers, drains, gas, steam and water mains or electric light and power, or telephone and telegraph conduits, poles, wires and cables) and zoning, land use and building restrictions, by-laws, regulations and ordinances of federal, provincial, municipal and other Governmental Authorities which, in the opinion of the Majority Lenders, will not materially impair the use of the affected land for the purpose for which it is used by that person;

(e)	title defects, encroachments or irregularities which are of a minor nature and which, in the opinion of the Majority Lenders will not materially impair the use of the affected property for the purpose for which it is used by that person;

(f)	the right reserved to or vested in any municipality or Governmental Authority by the terms of any lease, license, franchise, grant or permit acquired by that person or by any statutory provision to terminate any such lease, license, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

(g)	security given to a public utility or any municipality or Governmental Authority when required by such utility or authority in connection with the operations of that person in the ordinary course of its business;

(h)	the Security;

(i)	the Encumbrances described in Schedule C; and

(j)	other Encumbrances expressly agreed to in writing by the Majority Lenders.
1.1.48	“Person” or “person” means any individual, corporation, company, partnership, limited liability company, unincorporated association, trust, joint venture, estate or other judicial entity or any Governmental Authority.

1.1.49	“Prepayment Notice” has the meaning ascribed thereto in Section 2.4.2.

1.1.50	“Property” means, with respect to any person, any or all of its undertaking, property and assets.

1.1.51	“Proportionate Share” means in respect of any Lender at a given point in time, such Lender’s; proportionate share of the principal amount of the Credit then outstanding.

1.1.52	“Purchase Price” means, in respect of Subject Equipment, the net purchase price or cost paid or incurred by the Borrower to acquire, install and construct such Subject Equipment.

1.1.53	“Related Lender Assignment” means an assignment by a Lender to an Affiliate of such Lender, in accordance with Section 12.2 hereof.

1.1.54	“Requirement of Law” means, in respect of any person, property, transaction, event or course of conduct, all applicable laws, statutes, rules, by-laws, treaties, regulations, ordinances, regulatory policies, and all applicable official directives, orders, judgments and decrees of or similar requirements made or issued by Governmental Authorities (a) applicable to or binding upon that person, or (b) to which that person or any of its Property is subject.

1.1.55	“Schedule” means the designated schedule of this Agreement, as amended, supplemented, restated or replaced from time to time.

1.1.56	“Section” means the designated section of this Agreement.

1.1.57	“Security” means the security held from time to time by or on behalf of the Lenders, securing or intended to secure repayment of the Obligations, including without limitation, under the Security Documents.

1.1.58	“Security Documents” has the meaning defined in Section 3.1.1.

1.1.59	“Subject Equipment” means the equipment installed or to be installed at the GP Property as part of the GP2 Project, the acquisition and installation of which by the Borrower is to be financed hereunder, including that described in Schedule D hereto.

1.1.60	“Subject Equipment Purchase Documentation” means in respect of particular Subject Equipment, all invoices, title documents, shipping documents (evidencing delivery thereof to the GP Property), evidence of payment where applicable, and such other documents as the Agent may request in connection therewith.

1.1.61	“Suppliers” means parties supplying to the Borrower goods and/or services comprising the Subject Equipment.

1.1.62	“Taxes” means all taxes, levies, imposts, stamp taxes, duties, deductions, withholdings and similar governmental impositions payable, levied, collected, withheld or assessed as of the date of this Agreement or at any time in the future, and “Tax” shall have a corresponding meaning.
1.1.63	“Term” means the 60 month period commencing on the Drawdown Date of the initial Advance and ending on the Maturity Date.

1.1.64	“Trailing Funds” means the funds to be invested in the Trailing Fund Investment pursuant to Section 7.1, and any investment or security acquired therewith together with interest or other income if any accruing thereon, and less any banking and other fees.

1.1.65	“Trailing Funds Investment” has the meaning defined in Section 7.1.

1.1.66	“Trailing Fund Payment Direction” has the meaning defined in Section 7.3.

1.1.67	“U.S. Dollars” and “U.S. $” means lawful money of the United States of America.

1.2	Headings and Table of Contents
             The headings of the Articles, Sections, subsections and paragraphs hereof and the Table of Contents are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.
1.3	Accounting Terms
             Each accounting term used in this Agreement, unless otherwise defined or interpreted herein, has the meaning assigned to it under GAAP.
1.4	Number, Gender, Contractual Instruments
             Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa and words importing any gender include all genders. References to agreements and other contractual instruments shall be deemed to include all present or future amendments, supplements, restatements or replacements thereof or thereto.
1.5	Statute References
             Unless the context otherwise requires, a reference to any legislation or statutory instrument or regulation includes all amendments thereto and all replacements and re-enactments thereof.
1.6	Permitted Encumbrances
             The designation of an Encumbrance as a Permitted Encumbrance is not, and shall not be deemed to be, an acknowledgement by the Agent or the Lenders that the Encumbrance shall have priority over the Security.

1.7	Capitalized Terms
             All capitalized terms used in any of the Credit Documents (other than this Agreement) which are defined in this Agreement shall have the meaning defined herein unless otherwise defined in the other Credit Document.
ARTICLE II
CREDIT
2.1	Amount and Availment Options
2.1.1	Upon and subject to the terms and conditions of this Agreement, the Lenders agree to provide a credit for the use of the Borrower in the amount of U.S. $53,766,000.00. Advances under the Credit (other than rollovers) will be available to be drawn once, and only up to December 31, 2006 (unless that date is extended with the consent of the Majority Lenders in their sole discretion), at which time any undrawn amount of the Credit shall be cancelled.
2.2	Non-Revolving Credit
             The Credit is a non-revolving credit and the principal amount of the Advance under the Credit that is repaid may not be reborrowed.
2.3	Use of the Credit
             The Credit shall be used by the Borrower to finance the acquisition of the Subject Equipment.
2.4	Term, Repayment and Prepayment
2.4.1	The Credit shall be repaid and permanently reduced by:
(a)	60 equal monthly payments equal to U.S. $672,075.00 in respect of principal payable on each Payment Date during the Term in an amount which shall in the aggregate be sufficient to fully repay the principal Advance, assuming that the Balloon Payment (as defined below) shall be paid; and

(b)	together with the 60th payment of principal under (a) above, a single payment of principal at the end of the Term of U.S. $13,441,500.00 (the “Balloon Payment”).
2.4.2	Prepayment of the Credit is permitted on any Payment Date after the 24th month following the Advance, upon not less than thirty (30) days prior written notice thereof in the form attached as Schedule E (a “Prepayment Notice”), subject to:
(a)	all, but not less than all, Obligations existing on the Payment Date designated in the Prepayment Notice (including interest and other charges and costs hereunder,

which shall, for greater certainty continue to accrue) being paid on such Payment Date; and
(b)	payment on such Payment Date of an early termination fee equal to the following percentages of the then outstanding principal under the Credit:
(i)	3% if such Payment Date is after the second, but on or before the third anniversary of the Advance;

(ii)	2% if such Payment Date is after the third, but on or before the fourth anniversary of the Advance; and

(iii)	1% if such Payment Date is after the fourth, but on or before the fifth anniversary of the Advance.
2.4.3	The Borrower shall prepay the Credit in the event that the Borrower has issued an Obligation Prepayment Notice in accordance with Section 9.1.9 in response to an Interest Prepayment Notice issued under Section 9.1.9 and such Interest Prepayment Notice has not been rescinded, on the following terms and conditions:
(a)	such prepayment shall be made on the first Payment Date following the end of the Rescission Period;

(b)	all, but not less than all, Obligations existing on the Payment Date set out in (a) above (including interest and other charges and costs hereunder, which shall, for greater certainty continue to accrue) being paid on such Payment Date; and

(c)	payment on such Payment Date of an early termination fee equal to the following percentages of the then outstanding principal under the Credit:
(i)	2% if such Prepayment Date is on or before the second anniversary of the Advance;

(ii)	1.5% if such Prepayment Date is after the second anniversary but on or before the third anniversary of the Advance;

(iii)	1% if such Prepayment Date is after the third, but on or before the fourth anniversary of the Advance; and

(iv)	0.5% if such Prepayment Date is after the fourth, but on or before the fifth anniversary of the Advance
2.4.4	In addition to the foregoing, any balance existing in the Trailing Funds Account on March 31, 2007 shall be paid to the Agent to permanently reduce the Credit without penalty to the Borrower.
2.4.5	All Obligations shall, in any event, be repaid in full on or before the Maturity Date.

2.4.6	All payments under the Credit Documents shall be made to the Agent by wire transfer in accordance with instructions provided by the Agent to the Borrower from time to time. The Borrower hereby appoints the Agent its lawful attorney (which appointment is coupled with an interest) to take all action contemplated by such debit authorizations to receive payments of any amounts due under the Credit Documents. The Agent may decline any other form of payment.
2.5	Interest Rate
2.5.1	Interest shall be paid monthly on each Payment Date on the Advance and all other Obligations at a rate per annum equal to the aggregate of the LIBO Rate in effect from time to time under this Agreement plus 2.90 per cent (that is, 290 basis points).
2.6	Sharing of Payments
             The Borrower agrees that, in addition to (and without limitation of) any right of set-off, bankers’ lien or counterclaim a Lender may otherwise have, each Lender shall be entitled, at its option after an Event of Default has occurred and is continuing to offset balances held by it for the account of the Borrower at any of its offices against any principal of or interest on any portion of the Loan attributable to such Lender hereunder or any other obligation of the Borrower hereunder which is not paid (regardless of whether such balances are then due to the Borrower), in which case it shall promptly notify the Borrower and the Agent thereof, provided that such Lender’s failure to give such notice shall not affect the validity thereof. If a Lender shall obtain payment of any principal of or interest on any portion of the Loan attributable to it under this Agreement or other obligation then due hereunder to such Lender, through the exercise of any right of set-off or lien granted under this Agreement, bankers’ lien, counterclaim or similar right, or otherwise, it shall promptly purchase from the other Lenders participations in the Credit attributable to it, or the other obligations of the Borrower hereunder of, the other Lenders in such amounts, and make such other adjustments from time to time as shall be equitable to the end that all the Lenders shall share the benefit of such payment (net of any expenses which may be incurred by such Lender in obtaining or preserving such benefit) pro rata in accordance with their respective portions of the Credit. To such end, all the Lenders shall make appropriate adjustments among themselves (by the resale of participations sold or otherwise) if such payment is rescinded or must otherwise be restored. The Borrower agrees, to the fullest extent it may effectively do so under applicable law, that any Lender so purchasing a participation in the Loan may exercise all rights of set-off, bankers’ lien, counterclaim or similar rights with respect to such participation as fully as if such Lender were a direct holder of the Loan or other obligations in the amount of such participation. Nothing contained herein shall require any Lender to exercise any such right or shall affect the right of any Lender to exercise, and retain the benefits of exercising, any such right with respect to any other indebtedness or obligations of the Borrower to such Lender.
2.7	Status of Lenders
             Any Foreign Lender that is entitled to an exemption from or reduction of withholding tax under the law of the jurisdiction in which the Borrower is resident for tax purposes, or any treaty to which such jurisdiction is a party, with respect to payments hereunder or under any other

Credit Document shall deliver to the Borrower (with a copy to the Agent), at the time or times prescribed by applicable law or reasonably requested by the Borrower or the Agent, such properly completed and executed documentation prescribed by applicable Requirement of Law as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if requested by the Borrower or the Agent, shall deliver such other documentation prescribed by Applicable Law or reasonably requested by the Borrower or the Agent as will enable the Borrower or the Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements.
ARTICLE III
SECURITY
3.1	Security
3.1.1	The Security includes the following documents and instruments, all in form and substance satisfactory to the Lenders and subject only to Permitted Encumbrances:
(a)	security over all present and future Collateral to include a purchase money security interest in the Collateral comprised of or relating to the Subject Equipment, in the form of a security agreement in favour of the Agent for the benefit of the Lenders; and

(b)	security over the Trailing Fund Investment, and all Collateral relating thereto in the form of a security agreement in favour of the Agent for the benefit of the Lenders, to be acknowledged and agreed to by the issuer thereof, on such terms as the Agent may require,
(together, the “Security Documents”).
3.2	Obligations Secured by the Security
3.2.1	Unless otherwise agreed by the Lenders among themselves, the documents constituting the Security shall secure the Obligations to the Lenders pari passu with each other.

3.3	Subject Equipment

3.3.1	The parties acknowledge and agree that the Subject Equipment and all Collateral relating thereto is, and shall remain at all times, personal property (as that term is defined or used in applicable personal property security legislation), and not for greater certainty, fixtures.
ARTICLE IV
ADVANCES
4.1	Notice of Advance
             The Borrower shall deliver to the Agent a Request for Advance, in the form attached as Schedule F to this Agreement, for any request for an Advance under the Credit not later than

1:00 p.m. (Toronto time) on the second Business Day prior thereto. If a notice is not given by such time, it shall be deemed to have been given or made on the next Business Day.
4.2	Payment of Advance
            The Advance shall be disbursed as follows:
(a)	to the Borrower in an amount equal to a percentage determined by the Agent of, aggregate amounts paid by the Borrower to Suppliers in respect of Subject Equipment, to the extent supported by Subject Equipment Purchase Documentation satisfactory to the Agent;

(b)	to the Suppliers identified by the Borrower in respect of Subject Equipment delivered by the Suppliers to the GP property, but not paid for by the Borrower, a percentage determined by the Agent of the Purchase Price therefor, to the extent supported by Subject Equipment Purchase Documentation satisfactory to the Agent; and

(c)	as to the balance, to the Trailing Funds Account, to be disbursed from time to time in accordance with Article VII hereof.
4.3	Evidence of Indebtedness
            The Obligations resulting from the Advance made by the Lenders shall be evidenced by records maintained by the Agent, and by each Lender concerning those Advances it has made. The records maintained by the Agent shall constitute, in the absence of manifest error, prima facie evidence of the Obligations and all details relating thereto. The failure of the Agent or any Lender to correctly record any such amount or date shall not, however, adversely affect the obligation of the Borrower to pay the Obligations in accordance with this Agreement.
ARTICLE V
INTEREST
5.1	Determination of LIBO Rate
            The LIBO Rate applicable to the initial Advance shall be the LIBO Rate determined on the Drawdown Date of the initial Advance, and thereafter the LIBO Rate shall be determined two Business Days prior to the first Business Day of the applicable calendar month, in accordance with the definition of “LIBO Rate”.
5.2	Calculation of Interest
            Interest calculated with reference to the LIBO Rate shall be calculated on the basis of a year of 360 days for a term equal to the number of days applicable to the applicable calendar month. All interest shall accrue from day to day and shall be payable in arrears for the actual number of days elapsed from and including the previous Payment Date to but excluding the next following date on which interest is payable, both before and after maturity, default and judgment, with interest on overdue interest at the rate set forth in Section 13.10 payable on demand. Each rate of interest which is calculated with reference to a period (the “deemed interest period”) that is less than the actual number of days in the calendar year of calculation is, for the purposes of the Interest Act (Canada), equivalent to a rate based on a calendar year calculated by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing by the number of days in the deemed interest period.
5.3	Prohibited Rates of Interest
            It is the intention of the parties to comply with Requirement of Law relating to usury now or hereafter enacted. Accordingly, notwithstanding any other provisions of this Agreement or any other Credit Document, in no event shall any Credit Document require the payment or permit the collection of interest or other amounts in an amount or at a rate in excess of the amount or rate that is permitted by law or in an amount or at a rate that would result in the receipt by the Lenders or the Agent of interest at a criminal rate, as the terms “interest” and “criminal rate” are defined under the Criminal Code (Canada). Where more than one such Requirement of Law is applicable to the Borrower, the Borrower shall not be obliged to make payment in an amount or at a rate higher than the lowest amount or rate permitted by such laws. If from any circumstances whatever, fulfilment of any provision of any Credit Document shall involve transcending the limit of validity prescribed by Requirement of Law for the collection or charging of interest, the obligation to be fulfilled shall be reduced to the limit of such validity, and if from any such circumstances the Agent or the Lenders shall ever receive anything of value as interest or deemed interest under any Credit Document in an amount that would exceed the highest lawful rate of interest permitted by applicable Requirements of Law, such amount that would be excessive interest shall be applied to the reduction of the principal amount of the relevant Credit, and not to the payment of interest, or if such excessive interest exceeds the unpaid principal balance of the relevant Credit, the amount exceeding the unpaid balance shall be refunded to the affected Borrower. In determining whether or not the interest paid or payable under any specified contingency exceeds the highest lawful rate, the Borrower, the Agent and the Lenders shall, to the maximum extent permitted by applicable Requirements of Law, (a) characterize any non-principal payment as an expense, fee or premium rather than as interest, (b) exclude voluntary prepayments and the effects thereof, (c) amortize, prorate, allocate and spread the total amount of interest throughout the term of such indebtedness so that interest thereon does not exceed the maximum amount permitted by applicable Requirements of Law, and/or (d) allocate interest between portions of such indebtedness to the end that no such portion shall bear interest at a rate greater than that permitted by applicable Requirements of Law. For the purposes of the application of the Criminal Code (Canada), the effective annual rate of interest shall be determined in accordance with generally accepted actuarial practices and principles and in the event of any dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Agent shall be conclusive for the purpose of such determination.
ARTICLE VI
DISBURSEMENT CONDITIONS
6.1	Conditions Precedent to Initial Advance
            The following conditions precedent must be satisfied at or before the Drawdown Date, unless waived by the Majority Lenders. Where delivery of documents is referred to, the documents shall be delivered to the Agent, for and on behalf of the Lenders, and shall be, where applicable, duly executed by all parties thereto and otherwise in full force and effect and in form and substance satisfactory to the Lenders.
6.1.1	Financial Information — The Agent shall have received:
(a)	a certificate of the Borrower containing its audited consolidated financial statements for its fiscal period ended December 31, 2005 and its unaudited consolidated financial statements for its fiscal period ended June 30, 2006 and the Lenders shall be satisfied with the matters disclosed by those statements;

(b)	a Compliance Certificate from the Borrower for the fiscal period ended June 30, 2006; and

(c)	a Liquidity Certificate for the Borrower showing the Borrower’s liquidity as at the Drawdown Date to be not less than U.S. $75,000,000.
6.1.2	Security and Other Documents — The Agent shall have received:
(a)	duly executed copies of this Agreement and the Credit Documents, duly registered as required;

(b)	certificates of insurance or other evidence that the covenants and conditions of the Credit Documents concerning insurance coverage are being complied with;

(c)	consents, acknowledgements and non-disturbance agreements from such landlords, mortgagees, lessees and any other person claiming any interest in the GP Property or part thereof, as the Lenders may require; and

(d)	releases, discharges and postponements (in registrable form where appropriate) of such Encumbrances as the Lenders may determine affect or may affect any Collateral.
6.1.3	Corporate and Other Information — The Agent shall have received:
(a)	a certificate of the Borrower with copies of its Constating Documents, a list of its officers and directors with specimens of the signatures of those who are executing Credit Documents on its behalf, and copies of the corporate proceedings taken to authorize it to execute, deliver and perform its obligations under the Credit Documents and such other corporate information as the Agent may reasonably require; and

(b)	a certificate of status, compliance, good standing or similar certificate for the jurisdiction of incorporation of the Borrower and for each jurisdiction where it carries on business or where registrations or filings in relation to the Security Documents granted by it have been effected.

6.1.4	Opinions — The Agent shall have received:
(a)	funding letter of Borden Ladner Gervais LLP, counsel to the Agent, addressed to the Agent and the Lenders;

(b)	the opinion of Koffman Kalef LLP, Canadian counsel to the Borrower, addressed to the Agent and the Lenders; and

(c)	the opinions of Witten LLP and other local counsel concerning the Security, addressed to the Agent and the Lenders.
6.1.5	Due Diligence — The Agent and the Lenders shall have completed, and been satisfied with the results of, their due diligence enquiries.

6.1.6	Material Adverse Change — No material adverse change has occurred in the financial condition or business or property of the Borrower, as determined by the Majority Lenders.

6.1.7	No Default — No Event of Default or Pending Event of Default has occurred and is continuing on the Drawdown Date, or would result from making the Advance.

6.1.8	Request for Advance — The Agent shall have received a Request for Advance together with all applicable Subject Equipment Purchase Documentation and is satisfied therewith and all other matters relating to the Subject Equipment.

6.1.9	GP Property — The Agent shall have received evidence acceptable to it that the GP Property is free and clear of all liens and other Encumbrances, save and except for Permitted Encumbrances.

6.1.10	ITA Notice — Neither the Agent nor any Lender has received notice under subsection 224(1.1) of the Income Tax Act (Canada) or any successor provision thereto or any comparable provision of any other taxing statute in respect of the Borrower.

6.1.11	Other Matters — The following conditions must also be satisfied:
(a)	the Advance hereunder shall be made no later than December 31, 2006; and

(b)	the Agent shall have received such other documents as the Lenders may reasonably require.
ARTICLE VII
TRAILING FUNDS INVESTMENT
7.1	Trailing Funds Account
(a)	The Borrower shall, on the Drawdown date, acquire in its own name or, if the Agent so elects, in the Agent’s name, a 30 day guaranteed investment certificate or other form of liquid investment certificate or instrument as the Borrower may propose and the Lenders may approve (the “Trailing Funds Investment”) issued by a bank chartered under and referred to in Schedule 1 of the Bank Act (Canada) (in this Article VII, the “Issuing Bank”) in the amount of, and using, the funds set out in part C(iii) of the Borrower’s Request for Advance. The Issuing Bank and the terms and conditions of the Trailing Fund Investment shall be subject to the prior approval of the Lenders.
(b)	The Borrower shall deliver to the Issuing Bank such documents as the Issuing Bank may require, which shall be in form and substance acceptable to the Agent together with such other documents as the Agent may require all of which shall be acknowledged and agreed to by the Issuing Bank in favour of the Agent designating those Persons identified from time to time by the Agent as having sole and exclusive authority to deal with the Trailing Fund Investment and the proceeds thereof, including without limitation any redemptions, partial redemptions, withdrawals, partial withdrawals, directions re payment and reinvestments. The Borrower shall not authorize the Issuing Bank or any other Person to accept instructions in respect of the Trailing Funds Investment or the Trailing Funds from any other Person.

(c)	All interest and other income earned on the Trailing Fund Investment shall be for the account of the Borrower, and shall, upon the maturity dates thereof, be paid to the Borrower provided that no Event of Default or Pending Event of Default is then existing, in which case it shall form part of the Trailing Funds, in each case net of all properly incurred fees and charges of the issuer thereof.
7.2	Use of Trailing Funds
               The Trailing Funds shall be used solely to fund the payment of the Purchase Price of Subject Equipment, as contemplated below, and repayment of the Obligations.
7.3	Draws on Trailing Funds Investment
(a)	Draws on the Trailing Funds Investment shall occur not more frequently than monthly and, subject to the satisfaction of the conditions below, shall occur on the first Payment Date following a month in respect of which the Borrower requests a draw. The Borrower shall deliver to the Agent by not later than the 20th of such month in respect of which it wishes a payment to be made, a Trailing Funds Payment Direction in the form attached hereto as Schedule B (a “Trailing Funds Payment Direction”) together with the Subject Equipment Purchase Documentation relating thereto.

(b)	Unless an Event of Default or Pending Event of Default, has occurred and is continuing, then the Agent shall, within seven (7) Business Days of receipt of a Trailing Fund Payment Direction and related Subject Equipment Purchase Documentation in form and substance satisfactory to the Agent, cause the payments requested under the Trailing Fund Payment Direction to be made.

7.4	Trailing Funds Payment Upon Event of Default, etc.
           Upon the occurrence of an Event of Default or the receipt by the Agent, any agent representative or the Bank, of a garnishment notice, notice to pay or other demand issued by a Government Authority or any other Person, the Agent is hereby entitled at any time thereafter, and the Borrower hereby irrevocably authorizes and direct the Agent, to cause the then remaining balance of the Trailing Funds Investment (regardless of whether any early redemption penalty, fees or other charges may be incurred, or loss of interest or income may be suffered, all of which shall be for the account of the Borrower), or such part thereof as the Agent may determine, to be redeemed, and the proceeds thereof to be paid to the Agent in respect of the Obligations.
7.5	Remaining Balance of Trailing Funds
           The Borrower hereby irrevocably authorizes and directs the Agent to cause the balance of the Trailing Funds Investment existing (if any) on March 31, 2007 to be redeemed, and the proceeds thereof to be paid to the Agent to be applied to the Obligations.
7.6	No Liability
           None of the Agent, any Lender, any Affiliate or Associate thereof, or any shareholder, officer, director, employee, agent, representative or advisor of any of the foregoing shall be responsible or liable for any costs, damages or claims arising in connection with:
(a)	any delay in payment, under-payment, over-payment, non-payment, misdirection or any other matter or thing relating to any payment requested under a Trailing Funds Payment Direction;

(b)	any early redemption penalty, any fee, charge or other cost, or any loss of interest or other income on the Trailing Funds Investment howsoever arising, including in connection with the Agent exercising its rights hereunder; or

(c)	any other matter or thing relating to the Trailing Funds, the Trailing Funds Investment or the proceeds thereof.
ARTICLE VIII
REPRESENTATIONS AND WARRANTIES
8.1	Representations and Warranties

The Borrower represents and warrants to the Lenders as specified below.
8.1.1	Corporate Matters
(a)	Due Incorporation, Etc. — It is a duly incorporated or amalgamated and validly existing corporation under the laws of its jurisdiction of formation and has the power and authority to enter into and perform its obligations under any Credit

Documents to which it is or will be a party, to own its Property and to carry on the business in which it is engaged.
(b)	Due Authorization — The entering into and the performance by it of the Credit Documents to which it is or will be a party (i) have been duly authorized by all necessary corporate action on its part, (ii) do not and will not violate its Constating Documents, any Requirement of Law, any Permit or any Contract (including without limitation any credit agreement, note or other indenture to which it is a party or by which it, or its property, is bound, and (iii) will not result in the creation of any Encumbrance on any of its Property, other than pursuant to the Security Documents, will not require it to create any Encumbrance on any of its Property other than the Security and will not result in the forfeiture of any of its Property.

(c)	No Restrictions in Constating Documents — Neither its Constating Documents nor any joint venture or similar document or agreement to which it is a party restrict the power of its directors to borrow money, give financial assistance by way of loan, guarantee or otherwise, or to encumber any or all of its present and future Property to secure the Obligations.

(d)	Due Execution, Etc. — The Credit Documents to which it is or will be a party have been or will be duly executed and delivered by it and constitute legal, valid and binding obligations enforceable against it in accordance with their respective terms, subject to the availability of equitable remedies and the effect of bankruptcy, insolvency and similar laws affecting the rights of creditors generally.
8.1.2	Corporate Information

The information contained in Schedule H is true and complete in all respects.
8.1.3	Credit Documents
(a)	No Event of Default or Pending Event of Default has occurred and is continuing.

(b)	From and after the date on which the relevant Security Documents are delivered, the Lenders will have legal, valid and enforceable security upon all of its present and future Collateral, subject only to Permitted Encumbrances.
8.1.4	Collateral
(a)	(i)	It is the sole legal and beneficial owner of the Collateral, or shall be, as the case may be, in respect of Collateral comprised of, or relating to Subject Equipment upon the earlier of (A) delivery thereof to the GP2 Project and (B) payment therefor.
(ii)	The Collateral is free and clear of any Encumbrances whatsoever, other than the Security.

(b)	The Security has been duly perfected and constitutes first priority security interests in the Collateral.
8.1.5	GP Property
(a)	It is the sole legal and beneficial owner of the GP Property.

(b)	The GP Property is free and clear of any Encumbrances whatsoever, other than Permitted Encumbrances.
8.1.6	Subject Equipment

All Subject Equipment:
(a)	is or, to the extent not yet delivered, will be located at the GP Property;

(b)	is or, to the extent not yet delivered or assembled, will be in good working order; and

(c)	has been, or shall be, properly installed and is, or shall be, operated and maintained in accordance with all applicable manufacturer specifications, codes and other Requirements of Law.
8.1.7	Litigation, Financial Statements, Disclosure of Liabilities, etc.
(a)	There are no litigation, arbitration or administrative proceedings or industrial or labour disputes outstanding and there are no proceedings or disputes pending or, to its knowledge after having made due inquiry, threatened, against it which, in either case, could materially and adversely affect its ability to perform its obligations under the Credit Documents.

(b)	All of the historical financial statements which have been furnished to the Lenders, or any of them, in connection with this Agreement are complete and fairly present the financial position of the Borrower on a consolidated basis as of the dates referred to therein and have been prepared in accordance with GAAP except, in the case of quarterly financial statements, notes to the statements and normal year-end audit adjustments required by GAAP are not included.

(c)	As of the date of execution of this Agreement, all projections, including forecasts, budgets, pro formas and business plans provided to the Lenders, or any of them, were prepared in good faith based on assumptions which were believed to be reasonable and are believed to be reasonable estimates of the prospects of the businesses referred to therein.

(d)	It has no liabilities (contingent or other) or other obligations of the type required to be included in its consolidated financial statements in accordance with GAAP which are not fully included on the Borrower’s audited consolidated financial statements provided to the Lenders for its most recently-completed fiscal year or its consolidated unaudited financial statements for its most recently-completed fiscal quarter, other than liabilities and obligations incurred after such fiscal year end or fiscal quarter end in the ordinary course of its business and the Obligations, none of which materially and adversely affects the financial position of the Borrower on a consolidated basis.
(e)	It is not in default under any of the Permitted Encumbrances to an extent that would materially and adversely affect the financial position of the Borrower of its ability to carry on its business or perform its obligations under the Credit Documents.

(f)	There is no fact that it has not disclosed to the Agent and the Lenders in writing that affects its ability to perform its obligations under the Credit Documents.
8.1.8	Permits
           All Permits required to (i) carry on its business as currently conducted and (ii) construct and operate the GP 2 Project are in full force and effect.
8.1.9	Environmental Matters
(a)	Having made all due inquiry, (i) there are no active or abandoned underground storage tanks located on any land which it occupies or controls, except those that comply with applicable Requirements of Law, (ii) there are no Hazardous Materials located on, above or below the surface of any land which it occupies or controls or contained in the soil or water constituting such land (except those that are in compliance with applicable Requirements of Law), (iii) no release, spill, leak, emission, discharge, leaching, dumping or disposal of Hazardous Materials has occurred on or from such land (except those minor items that do not constitute a material violation of applicable Requirements of Law) and (iv) no part of the GP Property has been used as a landfill or waste disposal site.

(b)	Its business and Property have been and are being owned, occupied and operated in compliance with applicable Requirements of Law intended to protect the environment (including, without limitation, laws respecting the disposal or emission of Hazardous Materials), there are no breaches thereof and no enforcement actions in respect thereof are threatened or pending.
8.1.10	Taxes and Withholdings
(a)	It has (i) duly filed on a timely basis all material tax returns, elections and reports required to be filed by it and has paid, collected and remitted all material Taxes due and payable, collectible or remittable by it, and (ii) made adequate provision for material Taxes payable by it for the current period and any previous period for which tax returns are not yet required to be filed and, except as disclosed in writing to the Agent from time to time, there are no actions, proceedings or claims pending or, to its knowledge, threatened, against it in respect of material Taxes.

(b)	It has (i) withheld from each payment made to any of its past or present employees, officers or directors, and to any non-resident of the country in which it is resident, the amount of all Taxes and other deductions required to be withheld therefrom and has paid the same to the proper tax or other receiving officers within the time required under any applicable Requirements of Law, and (ii) collected and remitted to the appropriate tax authority when required by law to do so all amounts collectible and remittable in respect of goods and services tax and similar provincial or state Taxes, and has paid all such amounts payable by it on account of sales Taxes including goods and services and value-added taxes.
8.1.11	Pension Plans
(a)	During the twelve-consecutive-month period before the date of the execution and delivery of this Agreement and before the date of any Advance hereunder, (i) no steps have been taken to terminate any Pension Plan (wholly or in part), which could result in the Borrower being required to make an additional contribution to the Pension Plan, (ii) no contribution failure has occurred with respect to any Pension Plan sufficient to give rise to a lien or charge under any applicable pension benefits laws of any other jurisdiction that, individually or in the aggregate could reasonably be expected to have a material adverse effect on the Borrower, (iii) no condition exists and no event or transaction has occurred with respect to any Pension Plan which might result in the incurrence by the Borrower of any liability, fine or penalty and (iv) except as disclosed in the financial statements required to be provided pursuant to this Agreement or as otherwise disclosed in writing from time to time to the Agent, the Borrower has no contingent liability with respect to any post-retirement benefit under a Welfare Plan that, individually or in the aggregate could reasonably be expected to have a material adverse effect on the Borrower.

(b)	Each Pension Plan is in compliance in all material respects with all applicable pension benefits and tax laws, (i) all contributions (including employee contributions made by authorized payroll deductions or other withholdings) required to be made to the appropriate funding agency in accordance with all applicable Requirements of Law and the terms of each Pension Plan have been made in accordance with all applicable Requirements of Law and the terms of each Pension Plan, (ii) all liabilities under each Pension Plan are fully funded, on a going concern and solvency basis, in accordance with the terms of the respective Pension Plans, the requirements of applicable pension benefits laws and of applicable regulatory authorities and the most recent actuarial report filed with respect to the Pension Plan, and (iii) no event has occurred and no conditions exist with respect to any Pension Plan that has resulted or could reasonably be expected to result in any Pension Plan having its registration revoked or refused for the purposes of any applicable pension benefits or tax laws or being placed under the administration of any relevant pension benefits regulatory authority or being required to pay any taxes or penalties under any applicable pension benefits or tax laws, except for any exceptions to clauses (i) through (iii) above that, individually or in the aggregate, could not reasonably be expected to have a material adverse effect on the Borrower.
8.2	Survival of Representations and Warranties
               Unless expressly stated to be made as of a specific date, the representations and warranties made in this Agreement shall survive the execution of this Agreement and all other Credit Documents, and shall be deemed to be repeated as of the date of the Advance and as of the date of delivery of each Compliance Certificate. The Lenders shall be deemed to have relied upon such representations and warranties at the time it makes an Advance hereunder as a condition of making an Advance hereunder or continuing to extend the Credits hereunder.
ARTICLE IX
COVENANTS
9.1	Positive Covenants
               For so long as any Obligations remain outstanding, the Borrower shall perform the covenants specified below.
9.1.1	Payment
               It shall duly and punctually pay the Obligations at the times and places and in the manner required by the terms thereof.
9.1.2	Operation of Business
(a)	It shall operate its business in accordance with sound business practices and in compliance in all material respects with all applicable Requirements of Law (including but not limited to those regarding ownership of persons carrying on the type of business that it carries on) and Material Contracts and Material Permits.

(b)	It shall maintain in good standing and shall obtain, as and when required, all Permits and Contracts which it requires to permit it to acquire, own, operate and maintain its business and Property and perform its obligations under the Credit Documents to which it is or will be a party.
9.1.3	Maintenance, Operation, Possession and Use of Subject Equipment
(a)	It shall, at its own cost and expense, maintain, service, repair, operate, protect and keep, or shall cause to be maintained, serviced, repaired, operated, protected and kept, the Subject Equipment (i) in good operating order and repair; (ii) in at least a good a condition, ordinary wear and tear excepted, as on the date of acquisition thereof, (iii) in a manner that is in accordance with the customary industry standards for prudent owners for property substantially similar in type to the Subject Equipment, and as required by the manufacturer(s) for maintenance, operation and the preservation of warranties, and (iv) in accordance with all insurance policies required to be maintained pursuant to Section 9.1.7, if applicable.
(b)	It shall maintain blueprints, operating manuals, maintenance manuals, parts lists and other technical documents and information necessary for the assembly and operation of the Subject Equipment in accordance with past practices and all records, logs and other materials for the Subject Equipment or any component or part thereof required under any Requirement of Law.

(c)	It will use the Subject Equipment for solely its intended use and solely in the conduct of its own business. It shall maintain, use and operate the Subject Equipment at all times under, and in compliance with all Requirements of Law.
9.1.4	Replacement of Parts
               It shall at its sole cost and expense, promptly replace all appliances, parts, instruments, appurtenances, accessories, furnishings, fixtures and other equipment of whatever nature (collectively, “Parts”) from time to time incorporated or installed in or attached to the Subject Equipment and which may from time to time become worn out, lost, stolen, destroyed, seized, confiscated, damaged beyond repair or permanently rendered unfit for use by damage or obsolescence so that upon completion of any replacing, restoring or repairing of Parts, the Subject Equipment is in the same condition as required under Section 9.1.3. All Parts shall be free and clear of all encumbrances and rights of others and shall automatically become subject to the Security immediately upon the Borrower acquiring an interest therein.
9.1.5	Required Modifications
               It shall, at its own expense, make such alterations, modifications, reconfigurations, improvements and additions to the Subject Equipment (collectively “Modifications”) as may be required from time to time to meet the requirements of Section 9.1.3 or of Requirements of Law or to maintain the insurance coverage under Section 9.1.7.
9.1.6	Inspection
               It shall at all reasonable times and from time to time upon reasonable notice, permit representatives of the Lenders to enter upon the GP Property or such other locations at which the Collateral may, from time to time, be situate, to inspect the Collateral and to examine and take extracts from its financial books, accounts and records, including but not limited to accounts and records stored in computer data banks and computer software systems, and to discuss its financial condition with its senior officers and (in the presence of such of its representatives as it may designate) its auditors, the reasonable expense of all of which shall be paid by the Borrower.
9.1.7	Insurance
(a)	It shall, at it own expense, keep the Subject Equipment insured against loss or damage due to fire and the risks normally included in extended coverage, malicious mischief and vandalism, for the full replacement value thereof. All insurance for loss or damage shall provide that losses, if any, shall be payable to

Agent as agent for the Lenders. In addition, the Borrower shall also carry public liability insurance, both personal injury and property damage. All insurance required hereunder shall be in form and amount and with financially sound and reputable insurance companies or associations which have current ratings by AM Best Company of at least “A-” for a general policyholder and financial ratings of at least “VII”, and are otherwise acceptable to the Lenders. Borrower shall pay or cause to be paid the premiums therefor and deliver to Lender evidence satisfactory to Lender of such insurance coverage. Borrower shall cause to be provided to Lender, prior to the scheduled expiration or lapse of such insurance coverage, evidence satisfactory to Lender of renewal or replacement coverage. Each insurer shall agree, by endorsement upon the policy or policies issued by it, or by independent instrument furnished to Lender, that (1) it will give Lender thirty (30) days’ prior written notice of the effective date of any material alteration or cancellation of such policy; (2) insurance as to the interest of any named loss payee other than Borrower shall not be invalidated by any actions, inactions, breach of warranty or conditions or negligence of Borrower with respect to such policy or policies; (3) the insurance shall be primary and not contributory; (4) the Agent and Lenders shall not be responsible for payment of any premiums.
(b)	Whenever requested in writing by the Agent, it shall cause certified copies of the policies of insurance carried pursuant to this Section to be delivered to the Agent.

(c)	It shall provide the Agent promptly with such other evidence of the insurance as the Lenders may from time to time require.
9.1.8	Taxes and Withholdings
(a)	It shall pay all Taxes as they become due and payable unless they are being contested in good faith by appropriate proceedings and it has made adequate provision for payment of the contested amount requires.

(b)	It shall withhold from each payment made to any of its past or present employees, officers or directors, and to any non-resident of the country in which it is resident, the amount of all Taxes and other deductions required to be withheld therefrom and pay the same to the proper tax or other receiving officers within the time required under any applicable Requirement of Law.

(c)	It shall collect from all Persons the amount of all Taxes required to be collected from them and remit the same to the proper tax or other receiving officers within the time required under any applicable Requirement of Law.
9.1.9	Liquidity
(a)	(i)	In the event that the Borrower’s Liquidity falls below US $75,000,000 at any time, the Lender may, upon written notice to the Borrower (the “Interest Prepayment Notice”), require the Borrower to pay to the Agent an amount equal to 12 months’ interest on the then outstanding principal balance of the Credit, based on the then prevailing Interest Rate

(a “Liquidity Prepayment”), to be received by the Agent as a prepayment on account of interest accruing over the next ensuing 12 months (each such month being an “Interest Prepaid Month” and such 12 month period being an “Interest Prepaid Period”).
(ii)	The Borrower shall, within 5 Business Days of the delivery of an Interest Prepayment Notice, either (A) pay the Liquidity Prepayment to the Agent or (B) at its option upon written notice to the Agent (an “Obligation Prepayment Notice”), elect to prepay the entire outstanding Obligations in accordance with Section 2.4.3 hereof, provided that no notice of rescission is delivered by the Agent in accordance with Paragraph 9.1.9(a)(iii) below.

(iii)	In the event the Agent receives an Obligation Prepayment Notice in accordance with Paragraph 9.1.9(a)(ii) above, the Lenders shall be entitled, by written notice from the Agent to the Borrower, to rescind the Interest Prepayment Notice, in which case the Interest Prepayment Notice shall be of no force or effect and the Borrower shall not be entitled to prepay the Obligations under Section 2.4.3. If the Agent does not notify the Borrower that the Interest Prepayment Notice has been rescinded within 5 Business Days of its receipt of the Obligation Prepayment Notice (the “Rescission Period”), then the Borrower shall, on the next Payment Date prepay the Obligations in accordance with Section 2.4.3 hereof.
(b)	To the extent that the Liquidity Prepayment allocated, including pursuant to (ii) below, to any given Prepaid Month’s interest is:
(i)	less than the interest payable in respect of that Interest Prepaid Month, the Borrower shall on the Payment Date relating to such month pay the shortfall; and

(ii)	greater than the interest payable in respect of that Interest Prepaid Month, the excess shall be allocated to interest payable in the next Interest Prepaid Month, and, subject to (f) below, any Liquidity Prepayment balance remaining at the end of an Interest Prepaid Period after the twelfth Prepaid Month shall be applied to prepay interest in the following months until fully applied.
(c)	If, in the tenth month following the payment of a Liquidity Prepayment, the Borrower’s liquidity is less than U.S. $75,000,000 then the Borrower shall, upon written notice from the Agent, forthwith, and in any event not later than 5 Business Days from such notice, pay to the Agent a Liquidity Prepayment calculated in the manner prescribed in (a)(i) above as a prepayment on account of interest accruing on over the 12 month period commencing in the first month following the end of the then current Interest Prepaid Period.

(d)	Upon payment of the Liquidity Prepayment, the Borrower shall have no claim or interest therein.

(e)	For greater certainty, the Borrower’s ongoing payment obligations with respect to principal, fees and other charges hereunder shall continue, notwithstanding the payment of the Liquidity Prepayment.

(f)	Upon the occurrence of an Event of Default during a Prepaid Month, the Agent shall be entitled to re-allocate the Liquidity Prepayment previously allocated to that Interest Prepaid Month and any remaining Interest Prepaid Months amongst the Obligations, as it sees fit.
9.1.10	Other Matters
               It shall provide such evidence of on-going compliance with Requirements of Law relating to Hazardous Materials as the Majority Lenders may reasonably require from time to time including, without limitation, if so requested by the Majority Lenders, acting reasonably upon reasonable cause, having conducted one or more environmental site assessment and/or compliance audits (each consisting of a non-intrusive phase I audit and recommendations with respect to the findings described therein and such other audits or investigations recommended in each such phase I audit, including, without limitation, an intrusive phase II audit) and reports thereon by an independent consultant engaged by the Borrower and acceptable to the Majority Lenders, acting reasonably. It shall also remove, clean up or otherwise remedy the matters referred to in Section 9.2.2(d).
9.2	Reporting and Notice Requirements
               During the term of this Agreement, the Borrower shall deliver or cause the delivery of the periodic reports specified below and shall give notices in the circumstances specified below, or cause notices to be given. All financial statements and other reports shall be in a form satisfactory to the Lenders and all financial statements shall be prepared in accordance with GAAP.
9.2.1	Periodic Reports
(a)	The Borrower shall, as soon as practicable and in any event within 45 days of the end of each of its fiscal quarters cause to be prepared and delivered to the Lenders, its interim unaudited consolidated financial statements as at the end of such quarter, in each case including, without limitation, balance sheet, statement of income and retained earnings and statement of changes in financial position.

(b)	The Borrower shall, as soon as practicable and in any event within 120 days after the end of each of its fiscal years, cause its consolidated annual financial statements to be prepared and delivered to the Lenders including, without limitation, balance sheet, statement of income and retained earnings and statement of changes in financial position for such fiscal year, which shall be audited by an internationally recognized accounting firm and shall otherwise be prepared by an internationally recognized accounting firm based on a review engagement.

(c)	The Borrower shall, concurrently with the delivery of its quarterly financial statements, provide the Lenders with a Compliance Certificate.

(d)	The Borrower shall provide the Lenders with a Liquidity Certificate monthly in the form attached as Schedule I (a “Liquidity Certificate”) within 10 days of the end of each calendar month.

(e)	The Borrower shall, as soon as practicable and in any event not later than 120 days after the beginning of each of its fiscal years, cause to be prepared and delivered to the Lenders, a budget with projections for the current fiscal year. The budget shall cover the Borrower on a consolidated basis and shall include, without limitation, a projected income statement, a projected statement of changes in funds, estimates of capital expenditures and tax losses and deferrals, all broken down quarterly and otherwise in detail satisfactory to the Agent.

(f)	The Borrower shall promptly provide each of the Lenders with all other information reasonably requested by the Lenders from time to time concerning the business, financial condition and Property of the Borrower.
               If there is any change in a subsequent period from the accounting policies, practices and calculation methods used by the Borrower in preparing its financial statements for its fiscal year ended December 31, 2006, or components thereof, the Borrower shall provide the Lenders with all information that the Lenders require to ensure that reports provided to the Lenders after any change are comparable to previous reports. In addition, all calculations made for the purposes of this Agreement shall continue to be made based on the accounting policies, practices and calculation methods that were used in preparing the Borrower’s financial statements for its fiscal year ended December 31, 2005 if the changed policies, practices and methods would materially affect the results of those calculations.
9.2.2	Requirements for Notice
(a)	The Borrower shall promptly notify the Lenders of any Event of Default or Pending Event of Default, or of any material default under any Material Contract or Material Permit, or of any event which, with or without the giving of notice, lapse of time or any other condition subsequent, would be a material default or would otherwise allow the termination of any Material Contract or Material Permit or the imposition of any material sanction on any party to a Material Contract or Material Permit, and shall from time to time provide the Lenders with all information requested by any of the Lenders concerning the status thereof.

(b)	The Borrower shall promptly notify the Lenders upon becoming aware of any Encumbrance affecting either the GP Property or the Collateral.

(c)	The Borrower shall promptly notify the Lenders on becoming aware of the occurrence of any litigation, dispute, arbitration, proceeding, labour or industrial dispute or other circumstance affecting it the result of which if determined adversely would have a material and adverse effect on the ability of the Borrower to perform its obligations under this Agreement or the Credit Documents and shall from time to time provide the Lenders with all information requested by any of the Lenders concerning the status thereof.
(d)	The Borrower shall promptly notify the Lenders upon (i) learning of the existence of Hazardous Materials located on, above or below the surface of any land which it occupies or controls (except those being stored, used or otherwise handled or existing in substantial compliance with applicable Requirements of Law), or contained in the soil or water constituting such land (in excess of levels prescribed under applicable Requirements of Law, guidelines or policies of applicable regulatory authorities or which would constitute an actual or potential breach of or non-compliance with any Requirements of Law) and (ii) the occurrence of any reportable release, spill, leak, emission, discharge, leaching, dumping or disposal of Hazardous Materials that has occurred on or from such land and shall provide the Agent with details, including cost, of the work required to remove, clean up or otherwise remedy the matters referred to in the notice.

(e)	The Borrower shall promptly notify the Lenders (i) of any event which would reasonably be expected to result in the Borrower’s Liquidity falling below U.S. $75,000,000 and (ii) upon learning that the Borrower’s Liquidity is below U.S. $75,000,000.

(f)	The Borrower shall provide notice to the Lenders and copies of all relevant documentation promptly upon becoming aware of (i) the institution of any steps to terminate any Pension Plan (wholly or in part) which could result in the Borrower being required to make an additional contribution to the Pension Plan, (ii) the failure to make a required contribution to any Pension Plan if such failure is sufficient to give rise to a lien or charge under any applicable pension benefits laws of any other jurisdiction that, individually or in the aggregate could reasonably be expected to have a material adverse effect on the Borrower, (iii) the taking of any action with respect to a Pension Plan which could reasonably be expected to result in the requirement that the Borrower furnish a bond or other security to such Pension Plan or any applicable regulatory authority that, individually or in the aggregate could reasonably be expected to have a material adverse effect on the Borrower, or (iv) the occurrence of any event with respect to any Pension Plan which could reasonably be expected to result in the incurrence by the Borrower of any material liability, fine or penalty, or any increase in the contingent liability of the Borrower with respect to any Pension Plan.

(g)	The Borrower shall promptly inform the Agent of any change of its name or its head office or in any other information set forth in Schedule G and of a change of fiscal year end of the Borrower.

(h)	The Borrower shall promptly provide to the Lenders such information relating to its financial condition, business and Property as the Lenders may request from time to time.

9.3	Negative Covenants
           During the term of this Agreement, the Borrower shall not do any of the things specified in this Section without the prior written consent of the Majority Lenders which shall not be unreasonably withheld or unduly delayed.
9.3.1	Encumbrances Against Collateral
           The Borrower shall not:
(a)	create, incur or assume or suffer to exist or cause or permit any Encumbrance upon or in respect of any of the Collateral except for Permitted Encumbrances; or

(b)	do or permit anything to adversely affect the ranking or validity of the Security except by incurring a Permitted Encumbrance.
           Without limiting the generality of the foregoing, the Borrower shall immediately deliver notice to the Agent of, and vacate, any construction liens or similar liens affecting, or purporting to affect all or any part of the GP Property or the Collateral.
9.3.2	Disposition of Collateral
               The Borrower shall not transfer, convey, lease, rent, authorize or permit the use by any other Person of, dispose of or otherwise deal with, any part of the Collateral except on terms and conditions acceptable to the Lenders which may, at the option of the Lenders include, inter alia, that the proceeds of any such dealings are paid over to the Lenders.
9.3.3	Dealing with GP Property
               The Borrower shall not create, incur, assume, or suffer to exist or cause or permit any Encumbrance upon or in respect of the GP Property, or grant, convey or create or suffer to exist any interest therein other than Permitted Encumbrances unless and until:
(a)	there is registered or filed against title to the GP Property such notices or other documents in respect of, and perfecting, the Lenders’ first priority interest in and to the Collateral; or

(b)	such Encumbrancer, transferee, lessee, assignee or other similar party delivers to the Agent on behalf of the Lenders such acknowledgments, postponements and agreements as the Agent may require in respect of the Lenders’ interest in the collateral and the Lenders’ rights hereunder, including the rights of access and occupation provided for in Sections 9.1.6 and 10.3 hereof.
9.3.4	Business
               The Borrower shall not effect any material change in its business, being the manufacture and sale of forest products and all related businesses.

9.3.5	Corporate Matters
               The Borrower shall not:
(a)	consolidate, amalgamate or merge with any other person, enter into any corporate reorganization or other transaction intended to effect or otherwise permit a change in its existing Constating Documents, liquidate, wind-up or dissolve itself, or permit any liquidation, winding-up or dissolution;

(b)	change its name without providing the Lenders with prior written notice thereof and promptly taking other steps, if any, as the Lenders reasonably request to permit the Agent to perfect the Security with respect to the change in name;

(c)	permit its chief executive office to be located out of the respective jurisdictions specified on Schedule G without providing the Agent with prior written notice thereof and promptly taking other steps, if any, as the Lenders reasonably request to permit the Agent to perfect the Security with respect to the change in location;

(d)	change its fiscal year end; or

(e)	change its auditors, unless an internationally recognized accounting firm is appointed.
9.4	Use of Insurance Proceeds

9.4.1	Unless otherwise specified in this Section 9.4, all proceeds of insurance required to be maintained by the Borrower under the terms of this Agreement shall be paid to the Agent to be applied by it on account of the Obligations.

9.4.2	Proceeds of liability insurance shall be paid to the person to whom the Borrower is liable. Proceeds of insurance covering loss of or damage to the Collateral Property in an amount of less than $500,000 per claim may be paid by the insurer directly to the Borrower unless, if an Event of Default or Pending Event of Default has occurred and is continuing, the Agent requires that payment be made to the Agent to be applied by it on account of the Obligations. Proceeds paid to the Borrower shall be used to fully repair or replace the property in respect of which the insurance proceeds are payable or, if that is not prudent, shall be paid by the Borrower to the Agent to reduce the principal amount of the Obligations.

9.4.3	Proceeds of insurance covering loss of or damage to Collateral in an amount of $500,000 per claim or more shall be paid to the Agent and shall be disbursed by the Agent to the Borrower on conditions appropriate to a construction credit, to fund the repair or replacement of the Property in respect of which the insurance proceeds are payable, provided that:
(a)	no Event of Default (including but not limited to one relating to material adverse change) or Pending Event of Default has occurred and is continuing; and

(b)	the Majority Lenders are satisfied, acting reasonably, that the proceeds of such insurance together with other resources available to the Borrower (the use of which would not contravene this Agreement) are sufficient to fully repair or replace the Property in respect of which the insurance proceeds are payable within the remaining term of the then-outstanding Credits or within 365 days, whichever is less.
9.4.4	All insurance proceeds held by the Agent shall, unless and until the same are applied to payment of the Obligations or released to the Borrower, be held as part of the Security. The Agent shall place all such funds in an interest-bearing account with the interest thereon to accrue to the benefit of the Borrower.
ARTICLE X
DEFAULT
10.1	Events of Default
            Each of the following events shall constitute an Event of Default under this Agreement:
(a)	the Borrower fails to pay any amount of principal or interest when due; or

(b)	in the event that the Borrower has elected to prepay the Credit, the Borrower fails to pay all outstanding Obligations on the dates prescribed by Section 2.4.2 or Section 2.4.3, as applicable; or

(c)	the Borrower fails to pay fees or other Obligations (other than principal and interest) within three Business Days of when due; or

(d)	the Borrower makes any representation or warranty under any of the Credit Documents which is incorrect or incomplete in any material respect when made or deemed to be made; or

(e)	the Borrower ceases or threatens to cease to carry on its business, except as expressly permitted in this Agreement, or admits its inability or fails to pay its debts generally; or

(f)	a default occurs under one or more agreements or instruments relating to indebtedness of the Borrower to any Person, if the effect of such default events is to accelerate, or to permit the acceleration of the due date of such indebtedness in an aggregate amount of U.S. $10,000,000 or more (whether or not acceleration actually occurs), or the Borrower fails to pay any such debt when due; or

(g)	the Borrower becomes a bankrupt (voluntarily or involuntarily); or becomes subject to any proceeding seeking liquidation, arrangement, relief of creditors or the appointment of a receiver or trustee over, or any judgment or order which has or might have a material and adverse effect on, any material part of its Property, and such proceeding, if instituted against the Borrower, or such judgment or order, is not contested diligently, in good faith and on a timely basis and dismissed or stayed within 30 days of its commencement or issuance; or
(h)	the Borrower denies its obligations under the Credit Documents or claims any of the Credit Documents to be invalid or withdrawn in whole or in part; or any of the Credit Documents is invalidated by any act, regulation or action by any Governmental Authority or is determined to be invalid by a court or other judicial entity and such determination has not been stayed pending appeal; or

(i)	one or more final judgments, writs of execution, garnishments or attachments or similar processes representing claims in an aggregate of U.S. $10,000,000 or more at any time are issued or levied against any of its Property and are not released, bonded, satisfied, discharged, vacated, stayed or accepted for payment by an insurer within 30 days after their entry, commencement or levy; or

(j)	an Encumbrancer or other Person in connection with enforcement or similar proceedings takes possession of, or a Court-appointed or privately appointed receiver or receiver manager is appointed in respect of, (i) the Collateral or any material part thereof, (ii) the GP2 Property or any material part thereof, or (iii) the GP2 Project or any material part thereof, or (iv) all or a substantial portion of the Borrower’s Property; or

(k)	a material adverse change occurs in the financial condition or business or prospects of the Borrower, as determined by the Majority Lenders, provided however that for the purpose hereof, any material adverse change that results from or is caused by conditions adversely affecting generally any of the industries in which the Borrower is engaged, or the general economy, shall be excluded; or

(l)	the Borrower fails to maintain insurance in accordance with Section 9.1.7 hereof or any such insurance is terminated or lapses; or

(m)	there is a breach of any other provision of any of the Credit Documents and such breach is not corrected or otherwise satisfied within 15 days after the Agent, for and on behalf of the Lenders, gives written notice thereof; or

(n)	any Material Permit expires or is withdrawn, cancelled, terminated, or modified to the material detriment of the Borrower or its Property or businesses taken as a whole, and is not reinstated or replaced within 20 days thereafter without material impairment to the Borrower or its Property or businesses taken as a whole; or

(o)	a default by the Borrower or any other party to any Material Contract occurs, or any other event occurs under any Material Contract, and continues without being waived after any applicable grace period specified in the Material Contract, if the effect of the default or other event (if not waived) would be reasonably expected to have a material adverse effect on the financial condition of the Borrower.

10.2	Acceleration and Termination of Rights

10.2.1	If any Event of Default occurs, no Lender shall be under any further obligation to make Advances and the Majority Lenders may instruct the Agent to give notice to the Borrower (i) declaring the Lenders’ obligations to make Advances to be terminated, whereupon the same shall forthwith terminate, (ii) declaring the Obligations or any of them to be forthwith due and payable, whereupon they shall become and be forthwith due and payable without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrower.

10.2.2	Notwithstanding the preceding Section, if the Borrower becomes a bankrupt (voluntarily or involuntarily), or institutes any proceeding seeking liquidation, rearrangement, relief of debtors or creditor or the appointment of a receiver or trustee over any material part of its Property, then without prejudice to the other rights of the Lenders as a result of any such event, without any notice or action of any kind by the Agent or the Lenders, and without presentment, demand or protest, the Lenders’ obligation to make Advances shall immediately terminate and the Obligations shall immediately become due and payable.

10.3	Access and Occupation
            Upon the occurrence of an Event of Default, and for so long as such Event of Default is continuing, the Agent on behalf of the Lender, shall have complete and unfettered rights of entry to the GP Property and access to the Collateral for the purpose of enforcing its rights under and in connection with the Credit Documents. The Collateral shall remain on the GP Property at no cost to the Lenders until the earlier of 18 months from the date on which the Agent delivered the notice of acceleration pursuant to Section 10.2.1 on which it is relying and, such time as the Lenders, in their sole discretion, elect to remove it from the GP Property.
10.4	Remedies
            Upon the occurrence of any event by which any of the Obligations become due and payable under Section 10.2, the Security shall become immediately enforceable and the Majority Lenders may instruct the Agent to take such action or proceedings on behalf of the Lenders and in compliance with applicable Requirements of Law as the Majority Lenders in their sole discretion deem expedient to enforce the same, all without any additional notice, presentment, demand, protest or other formality, all of which are hereby expressly waived by the Borrower. Without limiting the generality of the foregoing, the Agent shall be entitled to reallocate any then remaining Liquidity Prepayment in accordance with Section 9.1.9(e).
10.5	Saving
            Neither the Agent nor any Lender shall be under any obligation to the Borrower or any other person to realize any collateral or enforce the Security or any part thereof or to allow any of the collateral to be sold, dealt with or otherwise disposed of. Neither the Agent nor any Lender shall be responsible or liable to the Borrower or any other person for any loss or damage upon the realization or enforcement of, the failure to realize or enforce the collateral or any part thereof or the failure to allow any of the collateral to be sold, dealt with or otherwise disposed of or for any act or omission on their respective parts or on the part of any director, officer, agent, servant or adviser in connection with any of the foregoing, except that the Agent or a Lender may be responsible or liable for any loss or damage arising from its wilful misconduct or gross negligence.
10.6	Perform Obligations
            If an Event of Default has occurred and is continuing and if the Borrower has failed to perform any of its covenants or agreements in the Credit Documents, the Majority Lenders, may, but shall be under no obligation to, instruct the Agent on behalf of the Lenders to perform any such covenants or agreements in any manner deemed fit by the Majority Lenders without thereby waiving any rights to enforce the Credit Documents. The reasonable expenses (including any legal costs) paid by the Agent and/or the Lenders in respect of the foregoing shall be secured by the Security.
10.7	Third Parties
            No person dealing with the Agent or any Lender or any other agent of the Lenders shall be concerned to inquire whether the Security has become enforceable, or whether the powers which the Agent or the Lenders or such other agent are purporting to exercise have become exercisable, or whether any Obligations remain outstanding upon the security thereof, or as to the necessity or expediency of the stipulations and conditions subject to which any sale shall be made, or otherwise as to the propriety or regularity of any sale or other disposition or any other dealing with the collateral charged by such Security or any part thereof.
10.8	Power of Attorney
            Effective upon occurrence of an Event of Default, the Borrower hereby irrevocably constitutes and appoints any Vice-President, Managing Director or more senior officer of the Agent its due and lawful attorney with full power of substitution in its name and on its behalf, during the continuance of an Event of Default, to enforce any right, title or interest of the Lenders in, to or under the Security or any part thereof or any obligation to the Borrower or remedy available to the Borrower. This appointment is coupled with an interest and is irrevocable to the maximum extent permitted by applicable Requirements of Law.
10.9	Remedies Cumulative
            The rights and remedies of the Lenders under the Credit Documents are cumulative and are in addition to and not in substitution for any rights or remedies provided by law. Any single or partial exercise by the Lenders of any right or remedy for a default or breach of any term, covenant, condition or agreement herein contained shall not be deemed to be a waiver of or to alter, affect, or prejudice any other right or remedy or other rights or remedies to which the Lenders may be lawfully entitled for the same default or breach. Any waiver by the Lenders of the strict observance, performance or compliance with any term, covenant, condition or agreement herein contained, and any indulgence granted by the Lenders shall be deemed not to be a waiver of any subsequent default.

10.10	Set-Off or Compensation
            In addition to and not in limitation of any rights now or hereafter granted under applicable law, if the Obligations become due and payable pursuant to Section 10.2, the Lenders, or any of them, may at any time and from time to time without notice to the Borrower or any other person, any notice being expressly waived by the Borrower, set-off and compensate and apply any and all deposits, general or special, time or demand, provisional or final, matured or unmatured, and any other indebtedness at any time owing by the Lenders, or any of them, to or for the credit of or the account of the Borrower against and on account of the Obligations notwithstanding that any of them are contingent or unmatured.
ARTICLE XI
THE AGENT AND THE LENDERS
11.1	Appointment and Duties of the Agent
11.1.1	The parties hereto agree that Merrill Lynch Capital Canada, Inc., shall act, subject to the terms and conditions of this Agreement as the Agent and to the extent set forth herein each Lender hereby irrevocably appoints, authorizes, empowers and directs the Agent to take such action on its behalf and to exercise such powers as are specifically delegated to the Agent herein or are reasonably incidental thereto in connection with the administration of and the enforcement of any rights or remedies with respect to this Agreement and the other Credit Documents. It is expressly understood and agreed that the obligations of the Agent under the Credit Documents are only those expressly set forth in this Agreement. The Agent shall use reasonable diligence to examine the face of each document received by it hereunder to determine whether such documents, on their face, appear to be what they purport to be. However, the Agent shall not under any duty to examine into and pass upon the validity or genuineness of any documents received by it hereunder and the Agent shall be entitled to assume that any of the same which appears regular on its face is genuine and valid and what it purports to be.
11.1.2	Except as otherwise set forth in the provisions of Section 11.2 of this Agreement, the Agent shall act pursuant to the instructions of the Majority Lenders in all matters relating to the Credit Documents.
11.2	Discretion and Liability of the Agent
            Subject to Section 11.1 above and 11.3.2 below, the Agent shall be entitled to use its discretion with respect to exercising or refraining from exercising any rights which may be vested in it under any of the Credit Documents or otherwise, or with respect to taking or refraining from taking any action or actions which it may be able to take under any of the Credit Documents. Neither the Agent nor any of its directors, officers, employees, agents or representatives shall be liable for any action taken or omitted by it hereunder or in connection herewith, except for its own gross negligence or wilful misconduct. The Agent shall incur no liability under, or in respect of this Agreement or the other Credit Documents by acting upon a notice, certificate, warranty or other paper or instrument reasonably believed by it to be genuine or authentic or to be signed by the proper party or parties, or with respect to anything which it may do or refrain from doing in the reasonable exercise of its judgment, or which may seem to it to be necessary or desirable in the premises.
11.3	Event of Default
11.3.1	The Agent shall be entitled to assume that no Event of Default or event which would constitute an Event of Default after notice or lapse of time, or both, has occurred and is continuing, unless the Agent has actual knowledge of such facts or has received notice from the Borrower or a Lender in writing that such Lender considers that an Event of Default or event which would constitute an Event of Default after notice or lapse of time, or both, has occurred and is continuing and which specifies the nature thereof.
11.3.2	In the event that the Agent shall acquire actual knowledge of any Event of Default or event which would constitute an Event of Default after notice or lapse of time, or both, or shall have received notice from the Borrower or a Lender as provided in Section 11.3.1 above, the Agent shall promptly notify (either orally, confirmed in writing, or in writing) the Lenders of such an Event of Default or event and shall take such action and assert such rights as are contemplated under this Agreement and in an emergency, or if requested in writing by the Majority Lenders shall, take such action and assert such rights as are contemplated under this Agreement. To the extent not otherwise paid by the Borrower, the Agent shall be indemnified pro rata by the Lenders against any liability or expenses (except for any liability or expenses caused by the Agent’s gross negligence or wilful misconduct), including, but not limited to, travel expenses and external counsel fees and expenses, incurred in connection with taking such action as the Agent, and not as a Lender. The Agent may refrain from acting in accordance with any instructions from the Majority Lenders until it shall have been indemnified to its satisfaction against any and all costs and expenses which it will or may expend or incur in complying with such instructions.
11.4	Consultations
            When acting in connection with this Agreement, or the other Credit Documents, the Agent may, with the consent of the Majority Lenders, engage and pay for the advice and services of any lawyers, accountants, surveyors, appraisers or other experts whose advice or services may to it appear necessary, expedient or desirable and the Agent shall be entitled to fully rely upon any opinion or such advice so obtained.
11.5	Communications to and from the Agent
            When any notice, approval, consent, waiver or other communication or action is required or may be delivered by the Lenders hereunder or the other Credit Documents, action by the Agent (upon the direction, approval or consent of each Lender, all Lenders or the Majority Lenders, as applicable pursuant to the requirements set forth in this Agreement) shall be effective for all purposes hereunder. The Borrower may rely on any communication from the Agent hereunder or the other Credit Documents, and need not inquire into the propriety of or authorization for such communication. Upon receipt by the Agent from the Borrower or any Lender of any communication it will, in turn, promptly forward such communication to the

Lenders; provided, however, that the Agent shall not be liable for any costs, expenses or losses arising from any failure to so forward any such communication unless caused by the gross negligence or wilful misconduct of the Agent.
11.6	Limitations of Agency
            Notwithstanding anything in the Credit Documents, expressed or implied, it is agreed by the parties hereto, that the Agent will act under the Credit Documents as the Agent solely for the Lenders and only to the extent specifically set forth herein, and will, under no circumstances, be considered to be an agent or fiduciary of any nature whatsoever in respect to any other Person. The Agent, in its individual capacity, may generally engage in any business with the Borrower or any of its Affiliates as if it was not the Agent.
11.7	No Representations or Warranty
            No Lender (including the Agent) makes to any other Lender any representation or any warranty, expressed or implied, or assumes any responsibility with respect to the Credit or the execution, construction or enforceability of the Credit Documents or any instrument or agreement executed by the Borrower or any other Person in connection therewith.
            The Agent takes no responsibility for the accuracy or completeness of any information concerning the Borrower distributed by the Agent in connection with the Credit nor for the truth of any representation or warranty given or made herein, nor for the validity, effectiveness, adequacy or enforceability of this Agreement or any of the other Credit Documents.
11.8	Lender Credit Decision
            Each Lender acknowledges that it has independent of and without reliance upon any other Lender (including the Agent) or any information provided by any other Lender (including the Agent) and based on the financial statements of the Borrower and such other documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independent of and without reliance upon any other Lender (including the Agent) and based on such documents and information as it shall deem appropriate at that time, continue to make its own credit decisions in taking or not taking action under this Agreement and any other documents relating thereto.
11.9	Indemnity
            Notwithstanding any of the provisions hereof, to the extent the Agent has not been so indemnified by the Borrower, the Lenders shall severally, pro rata in respect of their respective commitments to extend Credits, indemnify the Agent against any and all losses, costs, liabilities, damages or expenses, including but not limited to, reasonable travel expenses and external counsel’s reasonable fees and expenses, arising from, or in connection with, its performance as the Agent hereunder and not caused by its gross negligence or wilful misconduct.

11.10	Resignation
            The Agent may resign as such at any time upon at least thirty (30) days’ prior notice to the Borrower and the Lenders, provided that such resignation shall not take effect until a successor agent has been appointed. In the event of a resignation by the Agent, the Lenders (in consultation with the Borrower, provided no Event of Default has occurred and is continuing) shall promptly appoint a successor agent from among the Lenders.
11.11	Disbursements and Distributions
            On the date of each Advance, the Agent shall disburse each Lender’s pro rata portion of the Loan to or at the direction of the Borrower pursuant to the Request for Advance and this Agreement, to the extent received by the Agent from such Lender. The Agent shall be responsible for promptly distributing, on the Business Day immediately following the date received by the Agent, each Lender’s share of all net amounts received by the Agent under any of the Credit Documents pursuant to the Agreement among the Agent and the Lenders dated the date hereof. Each Lender shall be responsible for designating by written notice to the Agent the account to which such distribution shall be deposited.
11.12	Limitation of Suits
            All rights of action and claims under this Agreement and the other Credit Documents of the Lenders shall be prosecuted and enforced only by the Agent. The Lenders agree that they shall not independently institute any proceedings, judicial or otherwise, to enforce their rights against the Borrower under this Agreement or the other Credit Documents. However, notwithstanding anything contained in this Section, the Lenders shall always retain their ability to retain independent counsel and to protect their rights under this Agreement and the other Credit Documents.
11.13	Right of Setoff
            Upon the occurrence and during the continuation of any Event of Default, the Lenders each are hereby authorized at any time and from time to time, without notice to the Borrower (any such notice being expressly waived by the Borrower), to setoff and apply any and all deposits (general or special, time or demand, provisional or final, whether or not such setoff results in any loss of interest or other penalty, and including without limitation all certificates of deposit) at any time held by the Lenders and all of the indebtedness arising in connection with this Agreement irrespective of whether or not such Lender will have made any demand under this Agreement or any other Credit Document. The Borrower also hereby grants to each of the Lenders a security interest in and hereby transfers, assigns, sets over and conveys to each of the Lenders, as security for payment of the Credit, all such deposits, funds or property of the Borrower or indebtedness of any Lender to the Borrower. Should the right of any Lender to realize funds in any manner set forth hereinabove be challenged and any application of such funds be reversed, whether by court order or otherwise, the Lenders shall make restitution or refund to the Borrower pro rata in accordance with their respective portions of the Credit. Each Lender agrees to promptly notify the Borrower and the Agent after any such setoff and application, provided that the failure to give such notice will not affect the validity of such setoff and application. The rights of the Agent and the Lenders under this Section 11.13 are in addition to other rights and remedies (including without limitation other rights of setoff) which the Agent or the Lenders may have. Nothing contained herein shall affect the right of any Lender to exercise, and retain the benefits of exercising, any such right with respect to any other indebtedness or obligations of the Borrower to such Lender.
ARTICLE XII
ASSIGNMENTS AND PARTICIPATIONS
12.1	Eligible Assignee
            Each Lender shall have the right to assign all or any portion of its portion of the Loan outstanding under this Agreement to any Eligible Assignee, so long as, at least five (5) Business Days prior to the effectiveness of such assignment (except in the case of a Related Lender Assignment, which shall be governed by the provisions of Section 12.2 below) (A) an Assignment Agreement in form and substance acceptable to the Agent (an “Assignment Agreement”), acknowledged by the Agent, with respect to such assignment is delivered to the Agent and (B) the assigning Lender or the assignee pays to the Agent a transfer fee in an amount equal to $3,500.00 (the “Assignment Fee”), at which time such Eligible Assignee shall become entitled to the benefits, and subject to the requirements and obligations, of this Agreement and the other Credit Documents.
12.2	Related Lender Assignment
            A Lender may effect a Related Lender Assignment without paying the Assignment Fee and without delivering an Assignment Agreement to the Agent or to any other Person; provided, however, that (A) the Borrower and the Agent may continue to deal solely and directly with such assigning Lender until the date that is five (5) Business Days after an Assignment Agreement has been delivered to the Agent for recordation in the Register, (B) the failure of such assigning Lender to deliver an Assignment Agreement to the Agent shall not affect the legality, validity, or binding effect of such assignment as between such assigning Lender and such assignee, and (C) an Assignment Agreement between the assigning Lender and an Affiliate of such Lender or Approved Fund of such Lender shall be effective as of the date specified in such Assignment Agreement, once recorded on the Related Party Register (as defined below). Subject to the provisions of this Section 12.2 the Borrower agrees that each assignee party to a Related Lender Assignment shall be entitled to the benefits, and subject to the requirements and obligations, of this Agreement and the other Credit Documents to the same extent as if it had consummated such assignment by delivery of an Assignment Agreement to the Agent.
12.3	Registers
            The Agent shall, on behalf of and acting solely for this purpose as the non-fiduciary agent of the Borrower, maintain, or cause to be maintained at the Agent’s office where the Borrower makes payments due hereunder, a copy of each Assignment Agreement delivered to and accepted by it and a register (the “Register”) for the recordation of the names and addresses of the Lenders and the commitments of, and the principal amount of the Loans (and stated interest thereon) (the “Registered Credits”). In the case of any Related Lender Assignment, the Lender making such Related Lender Assignment shall, on behalf of and acting solely for this purpose as the non-fiduciary agent of the Borrower, maintain a comparable register (the “Related Party Register”). The entries in the Register (or, in the case of a Related Lender Assignment, the Related Party Register) shall be conclusive and binding for all purposes, absent manifest error. The Borrower, the Agent and the Lenders shall treat each Person whose name is recorded in the Register (and any Lender that makes a Related Lender Assignment shall treat each Person whose name is recorded in the Related Party Register) as a Lender hereunder for all purposes of this Agreement, including, without limitation, the right to receive payments of principal and interest hereunder. The Register and the Related Party Register shall be available for inspection by the Borrower at any reasonable time and from time to time upon reasonable prior notice. A Registered Loan may be assigned or sold in whole or in part only by registration of such assignment or sale on the Register or the Related Party Register. Any assignment or sale of all or part of such Registered Loan may be effected only by registration of such assignment or sale on the Register or the Related Party Register. Within thirty (30) days (five (5) Business Days in the event of a Related Lender Assignment) after its receipt of a completed Assignment Agreement executed by an assigning Lender and an assignee, and the Assignment Fee if required by the provisions of this Section 12.3, the Agent or Lender, as the case may be, shall record the information contained therein in the Register or the Related Party Register.
12.4	Participations
            Each Lender may sell participations to one or more banks or other entities in or to all or a portion of its rights and obligations under this Agreement and the other Credit Documents (including, without limitation, all or a portion of its commitments to make Loans or the Loans made by it); provided, that (A) such Lender’s obligations under this Agreement (including without limitation, its commitments to make Loans hereunder) and the other Credit Documents shall remain unchanged; (B) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, and the Borrower, the Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement and the other Credit Documents; and (C) a participant shall not be entitled to require such Lender to take or omit to take any action hereunder except that a participant that is an Affiliate of the participating Lender may require such Lender to obtain such participant’s approval before such participating Lender approves any (I) action directly effecting an extension of the maturity dates or decrease in the principal amount of the Loans, (II) action directly effecting an extension of the due dates or a decrease in the rate of interest payable on the Loans or the fees payable under this Agreement, or (III) actions directly effecting a release of all or a substantial portion of the collateral or the Borrower (except as set forth in this Agreement or any other Credit Document).
12.5	Participant Register
            In the event that any Lender sells participations in a Registered Loan, such Lender shall, on behalf of and acting solely for this purpose as a non-fiduciary agent of the Borrower, maintain a register on which it enters the name of all participants in the Registered Loans held by it and the principal amount (and stated interest thereon) of the portion of the Registered Loan which is the subject of the participation (the “Participant Register”). A Registered Loan may be participated in whole or in part only by registration of such participation on the Participant

Register (and each registered note shall expressly so provide). Any participation of such Registered Loan may be effected only by the registration of such participation on the Participant Register. The Participant Register shall be available for inspection by the Borrower at any reasonable time and from time to time upon reasonable prior notice. Further, any Lender shall have the right, without notice or the payment of an Assignment Fee, to encumber or hypothecate its interest to any funding source or participant (collectively, for purposes of this paragraph, a “Funding Source”) as long as such Funding Source maintains a “blind” status and such Lender continues to act in its capacity as a Lender hereunder notwithstanding the Funding Source.
            Except to the extent set forth in Section 12.4 above, no participant of a Registered Loan nor any Funding Source shall be entitled to the benefits, or subject to the requirements and obligations, of this Agreement, and the Borrower and the Agent may continue to deal solely and directly with the participating, encumbering or hypothecating Lender.
ARTICLE XIII
MISCELLANEOUS PROVISIONS
13.1	Severability, etc.
            Any provision of this Agreement which is or becomes prohibited or unenforceable in any relevant jurisdiction shall not invalidate or impair the remaining provisions hereof which shall be deemed severable from such prohibited or unenforceable provision and any such prohibition or unenforceability in any such jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. Should this Agreement fail to provide for any relevant matter, the validity, legality or enforceability of this Agreement shall not thereby be affected.
13.2	Amendment, Supplement or Waiver
            No amendment, supplement, modification, waiver, discharge, termination or consent to or in respect of any provision of any Credit Document, nor any consent to any departure by the Borrower therefrom, shall in any event be effective unless it is in writing, makes express reference to the provision affected thereby and is signed by the Agent for and on behalf of the Lenders or the Majority Lenders, as the case may be, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. No waiver or act or omission of the Agent, the Lenders, or any of them, shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or breach by the Borrower of any provision of any Credit Document or the rights resulting therefrom; provided, however, that:
(a)	no amendment, supplement, modification, waiver, discharge, termination or consent to or in respect of any provision of any Credit Document shall:
(i)	without the consent of each Lender (A) extend any Maturity Date, extend the time of payment for or reduce the amount of any scheduled principal repayment, or reduce the rate or extend the time of payment of interest on the Credit or reduce the principal amount thereof; (B) release any material amount of Collateral (except as expressly provided in the Credit Documents), (C) amend, modify or waive any provision of this Section 13.2, (D) change the percentage specified in the definition of

Majority Lenders, (E) consent to the assignment or transfer by Borrower of any of its rights or obligations under this Credit Agreement or the other Credit Documents, (F) amend, modify or waive any provision in this Credit Agreement or in any other Credit Document to the extent providing for payments or prepayments thereunder to be applied pro rata among Lenders;

(ii)	increase the Commitment of any Lender over the amount thereof then in effect without the consent of such Lender or (ii) without the consent of the Agent, amend, modify or waive any provision relating to the rights or obligations of the Agent; and
(b)	the Agent and the Lenders shall be entitled to amend, supplement or replace any term or provision of this Agreement or any Credit Document from time to time, (including, without limitation, as to notification requirements and the level of requisite Lender approval or consent) and such amendments, supplements or replacements shall, to the extent they do not impose upon the Borrower obligations which are, materially more burdensome to the Borrower, or increase the rate of interest or fees hereunder, or accelerate the time for repayment and the Credit, be binding upon the Borrower upon written notice thereof to the Borrower and effective on the date set out in such notice.
13.3	Governing Law
            Each of the Credit Documents, except for those which expressly provide otherwise, shall be conclusively deemed to be a contract made under, and shall for all purposes be governed by and construed in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable in British Columbia. Each party to this Agreement hereby irrevocably and unconditionally attorns and submits to the non-exclusive jurisdiction of the courts of British Columbia, or, if the Lenders so elect, Alberta, and all courts competent to hear appeals therefrom.
13.4	Currency
            All payments made hereunder shall be made in the currency in respect of which the obligation requiring such payment arose. Unless the context otherwise requires, all amounts expressed in this Agreement in terms of money shall refer to U.S. Dollars. Except as otherwise expressly provided in this Agreement, wherever this Agreement contemplates or requires the calculation of the equivalent in one currency of an amount expressed in another currency, the calculation shall be made on the basis of the Exchange Rate at the effective date of the calculation.
13.5	Agent’s Right to Perform for Borrower
            If the Borrower fails to perform or comply with any of its agreements contained herein in a timely manner, the Agent shall have the right, but shall not be obligated, to effect such performance or compliance. The Borrower shall immediately reimburse the Agent for the full amount of any out-of-pocket expenses and other reasonable expenses of Agent thereby incurred, together with interest thereon.
13.6	Liability of Lenders
            The liability of the Lenders in respect of all matters relating to this Agreement and the other Credit Documents is several and not joint or joint and several. Without limiting that statement, the obligations of the Lenders to make an Advance is limited to their respective Proportionate Shares of such Advance that is requested, and, in the aggregate, to their respective Proportionate Shares of the total amount of the Credit.
13.7	Expenses and Indemnity
13.7.1	All statements, reports, certificates, opinions, appraisals and other documents or information required to be furnished to the Lenders, the Agent, or any of them, by the Borrower under this Agreement shall be supplied without cost to the Lenders, the Agent, or any of them. The Borrower shall pay on demand all reasonable third party costs and expenses (including without limitation, the reasonable fees and expenses of counsel on a solicitor and own client basis) of:
(a)	the Agent and the Lenders, or any of them, incurred in connection with (i) the preparation, execution, delivery, administration, periodic review and enforcement of the Credit Documents; (ii) obtaining advice as to their rights and responsibilities in connection with the Credits and the Credit Documents; (iii) reviewing, inspecting and appraising the Collateral that is the subject of the Security at reasonable intervals; and (iv) other matters relating to the Credits; and

(b)	the Agent in connection with any assignment or participation of an interest in the Credits from time to time before and after the initial Advance under this Agreement.
Such costs and expenses shall be payable whether or not an Advance is made under this Agreement.
13.7.2	The Borrower shall indemnify the Lenders, the Agent, and each of them, against any liability, obligation, loss or expense which any of them may sustain or incur as a consequence of (a) any representation or warranty made herein by the Borrower which was incorrect at the time it was made or deemed to have been made, (b) a default by the Borrower in the payment of any sum due from it under or in connection with the Credit Documents, including, but not limited to, all sums (whether in respect of principal, interest or any other amount) paid or payable to lenders of funds borrowed by the Lenders, the Agent, or any of them, in order to fund the amount of any such unpaid amount to the extent the Lenders, the Agent, or any of them, are not reimbursed pursuant to any other provisions of this Agreement, (c) the failure of the Borrower to complete any Advance or make any payment after notice therefor has been given under this Agreement, (d) any breach by the Borrower of its representations and covenants in this Agreement relating to Hazardous Materials and other environmental matters, (e) any personal injury or property damage or commercial loss arising out of the sale or delivery to, installation, ownership, use, operation, maintenance, condition, return, removal and re-delivery of the Subject Equipment, (f) any use or operation of the Subject Equipment which infringes any patent or other industrial or intellectual property right, (g) any use or occupation of the GP Project or the GP Property (h) any other default by the Borrower hereunder or any other Credit Document, and (i) generally, the Lenders and the Agent having entered into this Agreement and the other Credit Documents and made Advances to the Borrower, or either of them. A certificate of a Lender or the Agent as to the amount of any such loss or expense shall be prima facie evidence as to the amount thereof, in the absence of manifest error.
13.7.3	In no event shall any party to this Agreement be liable for consequential damages suffered by any other party.
13.7.4	The agreements in this Section shall survive the termination of this Agreement and repayment of the Obligations.
13.8	Manner of Payment and Taxes
13.8.1	All payments to be made by or on behalf of the Borrower (or in the case of upfront fees and indemnity fees, by the Agent or any Lender to another Lender or to an assignee of an interest in the Credits) in connection with the Credit Documents are to be made without set-off, compensation or counterclaim, free and clear of and without deduction for or on account of any Tax, including but not limited to withholding taxes, other than Excluded Taxes, except if such deduction is required by law or the administration thereof. If any Tax, other than Excluded Taxes, is deducted or withheld from any payments under the Credit Documents (including any remittance provided for in this Section), the Borrower shall promptly remit to the Agent for the Lenders’ benefit in the currency in which such payment was made, the equivalent of the amount of Tax so deducted or withheld together with the relevant receipt issued by the taxing or other receiving authority. Subject to Section 5.3, if the Borrower is prevented by operation of law or otherwise from paying, causing to be paid or remitting such Tax, the interest or other amount payable under the Credit Documents will be increased to such rates as are necessary to yield and remit to the Lenders the principal sum advanced or made available together with interest at the rates specified in the Credit Documents after provision for payment of such Tax.
13.8.2	If any Lender or the Agent becomes liable for any Tax in the jurisdiction in which the person making a payment under the Credit Documents is located as a result of a payment being made without the required Tax in that jurisdiction having been deducted or withheld, the payer shall indemnify the Lender or the Agent, as the case may be, for such Tax and any interest and penalties thereon, and the indemnity payment shall be increased as necessary so that after the imposition of any Tax in that jurisdiction on the indemnity payment (including Tax in respect of any such increase in the indemnity payment), the Lender or the Agent shall receive the full amount of Taxes, interest and penalties for which it is liable in that jurisdiction as a result of the failure to deduct or withhold Tax.

13.9	Increased Costs etc.
            If the introduction of or any change in or in the interpretation of, or any change in the application to the Borrower or any Lender of, any law or any regulation or guideline from any central bank or other Governmental Authority that is binding on the Borrower or any Lender (whether or not having the force of law), including but not limited to any reserve or special deposit requirement or any Tax (other than Excluded Taxes) or any capital requirement, has due to the Lenders’ compliance therewith the effect, directly or indirectly, of (a) increasing the cost to the Lenders, or any of them, of performing their respective obligations hereunder; (b) reducing any amount received or receivable by the Lenders, or any of them, hereunder or its effective return hereunder or on its capital; or (c) causing the Lenders, or any of them, to make any payment or to forego any return based on any amount received or receivable by the Lenders, or any of them, hereunder, then upon demand from time to time the Borrower shall pay such amount as shall compensate the Lenders for any such cost, reduction, payment or foregone return that is not fully offset by an increase in the applicable interest rate or rates or fees hereunder. Any certificate of a Lender in respect of the foregoing will be prima facie evidence of the foregoing, except for manifest error.
13.10	Interest on Miscellaneous Amounts
            If the Borrower fails to pay any amount payable hereunder (including principal, interest thereon or interest upon interest) on the due date, the Borrower shall, on demand, pay interest on such overdue amount to the Agent from and including such due date up to but excluding the date of actual payment, both before and after demand, default or judgment, at a rate of interest per annum equal to the interest rate determined in accordance with Section 2.5.1, plus 5.0 per cent.
13.11	Currency Indemnity
            In the event of a judgment or order being rendered by any court or tribunal for the payment of any amounts owing to the Agent or the Lenders or any of them under this Agreement or for the payment of damages in respect of any breach of this Agreement or under or in respect of a judgment or order of another court or tribunal for the payment of such amounts or damages, such judgment or order being expressed in a currency (the “Judgment Currency”) other than the currency payable hereunder or thereunder (the “Agreed Currency”), the party against whom the judgment or order is made shall indemnify and hold the Agent and the Lenders harmless against any deficiency in terms of the Agreed Currency in the amounts received by the Agent and the Lenders arising or resulting from any variation as between (a) the Exchange Rate at which the Agreed Currency is converted into the Judgment Currency for the purposes of such judgment or order, and (b) the Exchange Rate at which the Agent or each Lenders is able to purchase the Agreed Currency with the amount of the Judgment Currency actually received by the Agent or the Lender on the date of such receipt. The indemnity in this Section shall constitute a separate and independent obligation from the other obligations of the Borrower hereunder, shall apply irrespective of any indulgence granted by the Agent and the Lenders, and shall be secured by the Security.

13.12	Address for Notice
               Notice to be given under the Credit Documents shall, except as otherwise specifically provided, be in writing addressed to the party for whom it is intended and, unless the law or a specific provision in another Credit Document deems a particular notice to be received earlier, a notice shall not be deemed received until actual receipt thereof by the other party. The addresses of the parties hereto for the purposes hereof shall be the addresses specified beside their respective signatures to this Agreement or on any Assignment Agreement, or such other mailing or telecopier addresses as each party from time to time may notify the other as aforesaid.
13.13	Non-Disclosure
               Except as may be required from time to time under a Requirement of Law, the Borrower shall not, without the prior written consent of the Agent, disclose, or permit the disclosure of, the existence or terms of the Credit or the identity of the Agent or of any Lender, to any Person other than the Borrower’s professional legal and accounting advisors. In the event that the Borrower is required under a Requirement of Law to disclose any of the foregoing, the Borrower shall disclose no more than is strictly required, and shall provide advance written notice thereof to the Agent.
13.14	Time of the Essence
               Time shall be of the essence of this Agreement.
13.15	Further Assurances
               The Borrower shall, at the request of the Agent, do all such further acts and execute and deliver all such further documents as may, in the reasonable opinion of the Majority Lenders, be necessary or desirable in order to fully perform and carry out the purpose and intent of the Credit Documents.
13.16	Term of Agreement
               Except as otherwise provided herein, this Agreement shall remain in full force and effect until the indefeasible payment and performance in full in cash of all of the Obligations.
13.17	Successors and Assigns
               The Credit Documents shall be binding upon and enure to the benefit of the Agent, each Lender, the Borrower and its respective successors and permitted assigns, except that the Borrower shall not assign any rights or obligations with respect to this Agreement or any of the other Credit Documents without the prior written consent of each Lender.
13.18	Payments/Performance on Business Day
               Whenever any payment or performance under any Credit Document would otherwise be due or required to be taken on a day other than a Business Day, such payment or action shall be made or taken on the following Business Day, unless, in the case of a payment, the following

Business Day is in a different calendar month, in which case the payment shall be made on the preceding Business Day.
13.19	Counterparts and Facsimile
               This Agreement may be executed in any number of counterparts, each of which when executed and delivered shall be deemed to be an original, and such counterparts together shall constitute one and the same agreement. For the purposes of this Section, the delivery of a facsimile copy of an executed counterpart of this Agreement shall be deemed to be valid execution and delivery of this Agreement.
13.20	Waiver of Jury Trial, Consequential Damages Etc.
13.20.1	Each party hereto hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any legal proceeding directly or indirectly arising out of or relating to this Agreement or other Credit Document, the transactions contemplated hereby or thereby or any course of conduct, course of dealing, statements (whether oral or written) or actions of any party (whether based on contract, tort or any other theory).
13.20.2	No party shall assert, and each party hereby waives (to the fullest extent permitted by applicable law), any claim against any other party on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, the Credit Documents, the transactions contemplated thereby or any course of conduct, course of dealing, statements (whether oral or written) or actions of any party (whether based on contract, tort or any other theory).
13.20.3	The Borrower acknowledges and agrees that none of the Agent or the Lenders shall have any liability to it in relation to any due diligence investigations conducted by any of them in connection with the transactions contemplated hereby or be under any obligation whatsoever to disclose to it any information received or facts disclosed by any such investigations. The Borrower further acknowledges and agrees that they are not relying, will not rely, and will not be deemed, in any respect whatsoever, to have relied upon the facts received by and information disclosed to any of the Agent or the Lenders under or in connection with such due diligence investigations.
13.20.4	Each party hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing provisions, and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement by, among other things, the waivers, acknowledgments and certifications in this Section.
13.21	Entire Agreement
               This Agreement constitutes the entire agreement between the parties hereto concerning the matters addressed in this Agreement, and cancel and supersede any prior agreements, undertakings, declarations or representations, written or verbal, in respect thereof. Without limiting the foregoing, the proposal letter from MLCC to the Borrower dated 5 September 2006 is hereby cancelled and superseded.
13.22	This Agreement to Govern
               In the event of any conflict or inconsistency between the terms of this Agreement and the terms of any other Credit Document, the provisions of this Agreement shall govern to the extent necessary to remove the conflict or inconsistency.

13.23	Date of Agreement
           This Agreement may be referred to as being dated September 29, 2006 or as of September 29, 2006, notwithstanding the actual date of execution.
            IN WITNESS OF WHICH, the parties have executed this Agreement on September 29, 2006.
Address For Notice

Merrill Lynch Capital Canada Inc.	MERRILL LYNCH CAPITAL CANADA INC.
c/o Merrill Lynch Capital Equipment Finance
222 North LaSalle Street	By:	/s/ Loretta Marcoccia
Suite 1600
Chicago, Illinois
60601

Attention: Portfolio Manager
Fax no.: (312) 750-6108

By:
[signature page for Credit Agreement dated as of September 29, 2006 among Ainsworth Lumber Co. Ltd, as Borrower, the Lenders from time to time Party to this Agreement and Merrill Lynch Capital Canada Inc., as Agent]

Ainsworth Lumber Co. Ltd.	AINSWORTH LUMBER CO. LTD.
1055 Dunsmuir Street
Suite 3194 Bentall 4
Vancouver, British Columbia	By:	/s/ Kevin Ainsworth
V7X 1L3

Attention: Chief Financial Officer
Fax No.: (604) 661-3201
	By:	/s/ Robert Allen
[signature page for Credit Agreement dated as of September 29, 2006 among Ainsworth Lumber Co. Ltd, as Borrower, the Lenders from time to time Party to this Agreement and Merrill Lynch Capital Canada Inc., as Agent]

SCHEDULE A
COMPLIANCE CERTIFICATE
TO:	MERRILL LYNCH CAPITAL CANADA INC., as Agent

AND TO:	THE LENDERS (as defined in the Credit Agreement referenced below)
               We refer to the credit agreement dated as of 29 September, 2006 between Ainsworth Lumber Co. Ltd., Merrill Lynch Capital Canada Inc. as Agent, and the Lenders named therein, as amended, supplemented, restated or replaced from time to time (the “Credit Agreement”). All capitalized terms used herein and defined in the Credit Agreement shall have the meanings defined in the Credit Agreement.

The undersigned hereby certifies that as of [date]:
(a)	the representations and warranties made in Section 8.1 of the Credit Agreement, other than those expressly stated to be made as of a specific date, are true on and as of the date hereof with the same effect as if such representations and warranties had been made on and as of the date hereof;

(b)	no Pending Event of Default or Event of Default has occurred and is continuing on the date hereof.
DATED

AINSWORTH LUMBER CO. LTD.
By:
Name:
Title:

SCHEDULE B
GP PROPERTY DESCRIPTION

Municipal Address:	Highway 40 South, Grande Prairie, Alberta

Legal Description:	Plan 0021517

Lot 2 Excepting thereout all mines and minerals

SCHEDULE C
CERTAIN PERMITTED ENCUMBRANCES
1.	Registration number 952 059 996: Caveat re: Surface Lease registered on March 8, 1995 in favour of Atco Gas and Pipelines Ltd.

2.	Registration number 962 066 775: Caveat re: Utility Right of Way registered on March 21, 1996 in favour of Alberta Power Limited.

3.	Registration number 982 231 167: Caveat re: Pipeline Agreement registered on August 6, 1998 in favour of Atco Gas and Pipelines Ltd.

4.	Registration number 982 263 802: Caveat re: Utility Right of Way registered on September 1, 1998 in favour of Atco Gas and Pipelines Ltd.

5.	Registration number 002 121 503: Caveat re: Roadway registered on May 8, 2000 in favour of Her Majesty the Queen in Right of Alberta, as represented by the Minister of Infrastructure.

6.	Registration number 062 225 677: Caveat re: Right of Way Agreement registered on May 30, 2006 in favour of Atco Electric Ltd.

SCHEDULE E
PREPAYMENT NOTICE
TO:	MERRILL LYNCH CAPITAL CANADA INC. c/o Merrill Lynch Capital Equipment Finance 222 North LaSalle Street Suite 1600 Chicago, Illinois 60601 Attention: Fax No.: (416) 369-2165
               We refer to the credit agreement dated as of 29 September, 2006 between Ainsworth Lumber Co. Ltd., Merrill Lynch Capital Canada Inc. as Agent, and the Lenders named therein, as amended, supplemented, restated or replaced from time to time (the “Credit Agreement”). All capitalized terms used herein and defined in the Credit Agreement shall have the meanings defined in the Credit Agreement.
               Pursuant to Section [2.4.2/2.4.3 — select one] of this Credit Agreement, the undersigned hereby irrevocably notifies you that the undersigned has elected to prepay all Obligations in full of the Credit on , which date has been determined in accordance with Section [2.4.2/2.4.3- select one] of the Credit Agreement. The amount to be paid hereunder shall be determined in accordance with the Agent’s payout statement to be delivered to the undersigned.
DATED

AINSWORTH LUMBER CO. LTD.
By:
Name:
Title:

SCHEDULE F
REQUEST FOR ADVANCE
TO:	MERRILL LYNCH CAPITAL CANADA INC. c/o Merrill Lynch Capital Equipment Finance 222 North LaSalle Street Suite 1600 Chicago, Illinois 60601 Attention: Fax No.: (416) 369-2165
               We refer to the credit agreement dated as of ___ September, 2006 between Ainsworth Lumber Co. Ltd., Merrill Lynch Capital Canada Inc. as Agent, and the Lenders named therein, as amended, supplemented, restated or replaced from time to time (the “Credit Agreement”). All capitalized terms used herein and defined in the Credit Agreement shall have the meanings defined in the Credit Agreement.
               The undersigned hereby irrevocably requests as follows:
(A)	that an Advance be made under the Credit in the amount of US $ .

(B)	the Drawdown Date shall be .

(C)	the proceeds of the Advance shall be paid as follows:
(i)	as to US $ , to the Designated Account in respect of amounts paid by the Borrower to date for Subject Equipment described in Part I of the Attachment hereto, based on a percentage determined by the Agent of the Purchase Price therefor;

(ii)	as to US $ , to the parties listed in Part II of the Attachment hereto in the amounts and to the accounts set opposite their respective names in respect of Subject Equipment supplied by them to the GP2 Project, based on a percentage determined by the Agent of the Purchase Price therefor and

(iii)	the balance, being US $ , to the Trailing Funds Account.
               The undersigned hereby certifies, represents and warrants as follows:
(a)	The Attachment hereto includes true and complete copies of all Subject Equipment Purchase Documentation relating to the goods and services comprising Subject Equipment described thereon. The goods and services described thereon have been received by the Borrower in good condition, and are located at the GP Property. The invoiced amounts are, in each case, the net purchase price due and payable, after taking into account all discounts, returns, set-offs and other similar amounts, whether or not realized.

(b)	The Borrower has paid in full the amounts of the invoices set out in Part I of the Attachment.

(c)	The representations and warranties made in Section 8.1 of the Credit Agreement, other than those expressly stated to be made as of a specific date, are true on and as of the date hereof with the same effect as if such representations and warranties had been made on and as of the date hereof.

(d)	No Pending Event of Default or Event of Default has occurred and is continuing on the date hereof or will result from the Advance requested herein.

(e)	The undersigned will immediately notify you if it becomes aware of the occurrence of any event which would mean that the statements in the immediately preceding paragraphs (a), (b) (c) and (d) would not be true if made on the Drawdown Date.

(f)	All other conditions precedent set out in Section 6.1 of the Credit Agreement have been fulfilled.
DATED

AINSWORTH LUMBER CO. LTD.
By:
Name:
Title:

SCHEDULE G
TRAILING FUND PAYMENT DIRECTION
TO:	MERRILL LYNCH CAPITAL CANADA INC. c/o Merrill Lynch Capital Equipment Finance 222 North LaSalle Street Suite 1600 Chicago, Illinois 60601 Attention: Fax No.: (416) 369-2165
               We refer to the credit agreement dated as of                      September, 2006 between Ainsworth Lumber Co. Ltd., Merrill Lynch Capital Canada Inc. as Agent, and the Lenders named therein, as amended, supplemented, restated or replaced from time to time (the “Credit Agreement”). All capitalized terms used herein and defined in the Credit Agreement shall have the meanings defined in the Credit Agreement.
               The undersigned hereby irrevocably authorizes and directs that the following payment(s) be made from the Trailing Fund Account as follows:
(A)	US $ to the Designated Account in respect of amounts paid by the Borrower for Subject Equipment supplied to the GP2 Project described in Part I of the Attachment hereto based on a percentage determined by the Agent of the Purchase Price therefor;

(B)	US $ to the parties listed in Part II of the Attachment hereto in the amounts and to the accounts set opposite their respective names in respect of Subject Equipment supplied by them to the GP2 Project based on a percentage determined by the Agent of the Purchase Price therefor; and
               The undersigned hereby certifies, represents and warrants as follows:
(a)	The Attachment hereto includes true and complete copies of all Subject Equipment Purchase Documentation relating to the goods and services comprising Subject Equipment described therein. The goods and services described thereon have been received by the Borrower in good condition, and are located at the GP Property. The invoiced amounts are, in each case, the net purchase price due and payable, after taking into account all discounts, returns, set-offs and other similar amounts, whether or not realized.

(b)	The Borrower has paid in full the amounts of the invoices set out in Part I of the Attachment.

(c)	The representations and warranties made in Section 8.1 of the Credit Agreement, other than those expressly stated to be made as of a specific date, are true on and as of the date hereof with the same effect as if such representations and warranties had been made on and as of the date hereof.

(d)	No Pending Event of Default or Event of Default has occurred and is continuing on the date hereof or will result from the Advance requested herein.

(e)	The undersigned will immediately notify you if it becomes aware of the occurrence of any event which would mean that the statements in the immediately preceding paragraphs (a), (b) (c) and (d) would not be true if made on the Drawdown Date.

(f)	All other conditions precedent set out in Section 6.1 of the Credit Agreement have been fulfilled.
DATED

AINSWORTH LUMBER CO. LTD.
By:
Name:
Title:

SCHEDULE H
BORROWER CORPORATE
AND OTHER INFORMATION
Ainsworth Lumber Co. Ltd.

Jurisdiction of Incorporation:	British Columbia

Chief Executive Office:	Suite 3194, Bentall IV 1055 Dunsmuir Street Vancouver, British Columbia V6C 3H4

Registered Office:	19th Floor, 885 West Georgia Street Vancouver, British Columbia V6C 3H4

Nature of Business:	Manufacture and sale of forest products and all related businesses

Jurisdictions in which its property other than accounts receivable is located:	British Columbia Alberta Ontario

SCHEDULE I
LIQUIDITY CERTIFICATE
TO: MERRILL LYNCH CAPITAL CANADA INC., as Agent

AND TO: THE LENDERS (as defined in the Credit Agreement referenced below)
               We refer to the credit agreement dated as of                      September, 2006 between Ainsworth Lumber Co. Ltd., Merrill Lynch Capital Canada Inc. as Agent, and the Lenders named therein, as amended, supplemented, restated or replaced from time to time (the “Credit Agreement”). All capitalized terms used herein and defined in the Credit Agreement shall have the meanings defined in the Credit Agreement.

The undersigned hereby certifies that as of [date]:

(a)	the balances in the Borrower’s bank accounts (particulars of which are attached hereto) total	$

(b)	the Borrower holds cash equivalents, (particulars of which are attached hereto) totalling	$

(c)	the Borrower’s available operating credit facilities, (particulars of which are attached hereto) total $ , and the total amount undrawn and readily available is	$

	Liquidity	$
DATED

AINSWORTH LUMBER CO. LTD.
By:
Name:
Title: